As filed with the Securities and Exchange Commission on November 30, 2001.
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

Intra-Asia Entertainment Corporation

(Exact name of registrant as specified in its charter)

Delaware	7996	33-0773007
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Michael B. Demetrios
President and Chief Executive Officer
725 South Figueroa Street, Suite 1650	Intra-Asia Entertainment Corporation
Los Angeles, CA 90017-5416	725 South Figueroa Street, Suite 1650
213-622-8558	Los Angeles, CA 90017-5416
213-622-8558
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc L. Brown Troy & Gould Professional Corporation 1801 Century Park East, Suite 1600 Los Angeles, CA 90067 310-553-4441	Mark A. Klein Peter V. Hogan Kirkpatrick & Lockhart LLP 10100 Santa Monica Boulevard, 7th Floor Los Angeles, CA 90067 310-552-5000

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
	Aggregate	Amount of
Title of Each Class of Securities to be Registered	Offering Price(1)	Registration Fee

Common Stock, par value $0.001 per share(2)	$12,880,000	$3,079
Warrants to purchase Common Stock(3)	140,000	—(4)
Common Stock, par value $0.001 per share(5)	1,344,000	321

Total		$3,400

(1)	Estimated pursuant to Rule 457(o) of the Securities Act of 1933 solely for the purpose of calculating the amount of the registration fee.

(2)	Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.

(3)	To be issued to the representative of the underwriters.

(4)	Pursuant to Rule 457(g) under the Securities Act of 1933, no fee is required to be paid with respect to the Warrants.

(5)	Issuable upon exercise of the Warrants to be issued to the representative of the underwriters. Pursuant to Rule 416 under the Securities Act of 1933, an indeterminate number of additional shares that may become issuable by virtue of the anti-dilution adjustment provisions of the Warrants are also registered on this registration statement.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 30, 2001

1,400,000 Shares

Intra-Asia Entertainment Corporation

Common Stock

        We are offering 1,400,000 shares of our common stock. We anticipate that the initial public offering price will be between $          and $          per share.

      Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the Nasdaq National Market under the symbol “CPRK.”

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 4.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Intra-Asia	$	$

      We have granted the underwriters a 45-day option to purchase 210,000 additional shares to cover over-allotments, if any. The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares of common stock on or about                     , 2002.

      Neither the Securities and Exchange Commission nor any state securities commission or other regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

WestPark Capital, Inc.

The date of this prospectus is                     , 2002.

[Inside front cover page of the prospectus]

[Photographs of the amusement park to be inserted]

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
CHANGE IN ACCOUNTANTS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES FOR NON-UNITED STATES HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
Exhibit 3.1
Exhibit 3.2
Exhibit 10.1
Exhibit 10.2
Exhibit 10.3
Exhibit 16.1
Exhibit 21.1
Exhibit 23.2
Exhibit 23.3
Exhibit 23.4
Exhibit 23.5

      You should rely only on the information that is contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover page of this prospectus, regardless of the time of delivery of this prospectus or any sales of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

      We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

(This page intentionally left blank)

ii

PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that is important to you. Before making an investment decision, you should carefully read the entire prospectus, including the “Risk Factors” beginning on page 4 and the financial statements, related notes and other financial information contained elsewhere in this prospectus.

Intra-Asia Entertainment Corporation

      We manage and control Weifang Fuhua Amusement Park, a large amusement park located in China’s eastern Shandong Province in the City of Weifang. The amusement park has consistently delivered strong attendance and has been profitable since its commercial opening in April 1994. The park is strategically located in the center of the City of Weifang and is available to the city’s approximately eight million residents and Shandong Province’s approximately 87 million residents. We own an 85% interest in the park, and our partner, Weifang Neo-Luck (Group) Corporation, holds the remaining 15% interest. We hold our interest in the park through Weifang Fuhua Amusement Park Co., Ltd., a Chinese joint venture company.

      Weifang Fuhua Amusement Park is the largest amusement park in Shandong Province based on acreage and number of rides. Convenient transportation via automobile, bus, train and airplane makes the park easily accessible to visitors. The park is approximately 270 miles from Beijing and 400 miles from Shanghai.

      We benefit from the substantial experience of our senior executives in the amusement and theme park industry. Our President and Chief Executive Officer, Michael B. Demetrios, has had over 30 years of experience in the amusement and theme park industry, notably as President of Marine World Africa USA and Vice President and General Manager of Sea World in Florida. Our partner in the amusement park, Weifang Neo-Luck (Group) Corporation, is a Chinese corporation that has diverse business interests, including ownership of the five-star Fuhua Hotel and two other hotels located in the vicinity of Weifang Fuhua Amusement Park.

      Our strategy is to combine our understanding of the interests of Chinese consumers with our Western amusement and theme park management experience to transform Weifang Fuhua Amusement Park into a highly profitable theme park that has one or more themes unifying its rides and other attractions. We plan to seek to increase attendance, per capita spending and revenues by:

•	Building an indoor water park at Weifang Fuhua Amusement Park, which we believe will help to decrease the current seasonal fluctuations in attendance at the park;

•	Building new rides and other attractions at the park and, in the process, expanding the total size of the park by utilizing 25 acres of adjacent land, which will result in a 100% increase in the size of the park;

•	Enhancing the park’s dining facilities;

•	Enhancing the park’s merchandising outlets, games and product offerings; and

•	Expanding the park’s marketing campaign.

      We may also selectively acquire other amusement parks if appropriate opportunities are available, although we are not currently a party to any negotiations or agreements regarding the acquisition of other parks.

      Our principal executive offices are located at 725 South Figueroa Street, Suite 1650, Los Angeles, California 90017-5416, and our telephone number is (213) 622-8558. We were incorporated in Delaware in July 1997. In this prospectus, the terms “we,” “us” and “our” refer to Intra-Asia Entertainment Corporation.

The Offering

Common stock offered by us	1,400,000 shares

Common stock currently outstanding	2,800,000 shares

Common stock to be outstanding after this offering	4,200,000 shares

Use of proceeds	Expenditures relating to the improvement and expansion of Weifang Fuhua Amusement Park, general corporate purposes, working capital and possible acquisitions of other parks. See “Use of Proceeds.”

Risk factors	Investing in our common stock involves risks. See “Risk Factors” for a discussion of matters that you should consider before investing in shares of our common stock.

Proposed Nasdaq National Market symbol	CPRK

      The number of shares of our common stock that will be outstanding after this offering is based on the number of shares of common stock outstanding on November 30, 2001. The number of shares that will be outstanding after this offering excludes:

•	210,000 shares of common stock that are issuable upon exercise of the underwriters’ over-allotment option;

•	420,000 shares of common stock that are available for future issuance under our 2001 Stock Incentive Plan, including 140,000 shares of common stock that are issuable upon exercise at the initial public offering price of an option held by Michael B. Demetrios, our President and Chief Executive Officer; and

•	140,000 shares of common stock that are issuable upon the exercise of five-year warrants that we will issue to the representative of the underwriters upon the closing of this offering with an exercise price equal to 120% of the initial public offering price of our shares in this offering.

      Unless we otherwise specifically state, all financial and other information in this prospectus assumes that the underwriters will not exercise their over-allotment option, that the representative of the underwriters has not exercised its five-year warrants to purchase shares of our common stock and that no options granted under our 2001 Stock Incentive Plan or any other employee benefit plan that we may adopt have been exercised.

      All financial information in this prospectus is presented in U.S. dollars. Unless we state otherwise, all share and per share data and other financial information in this prospectus give effect to a recapitalization approved by our board of directors and stockholders effective as of September 30, 2001 pursuant to which each outstanding share of our nonvoting Class B common stock was exchanged for four shares of our voting Class A common stock and each outstanding share of our Class A common stock was split into 2,000 shares of common stock. As a result of the recapitalization, our Class B common stock was canceled, and we currently have only one class of common stock.

      Depending on the translator, the name of the Chinese joint venture company through which we hold our interest in Weifang Fuhua Amusement Park is subject to various translations from Mandarin into English. Two different translations for the name of the same entity are Weifang Fuhua Amusement Park Co., Ltd. and Weifang Fuhua Entertainment Garden Co., Ltd. For convenience, this prospectus refers to the joint venture company as Weifang Fuhua Amusement Park Co., Ltd., although various documents refer to the joint venture company as Weifang Fuhua Entertainment Garden Co., Ltd. or a similar name.

Summary Consolidated Financial Data

      The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto that are included elsewhere in this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1996(1)	1997	1998	1999	2000	2000	2001

Statement of Income Data:
Total revenues	$7,991,467	$9,140,735	$10,755,186	$8,376,710	$8,547,073	$6,737,809	$6,718,695
Gross profit(3)	4,123,061	4,780,831	6,104,361	3,967,711	3,825,304	3,326,504	3,420,997
Income from operations(2)(3)	3,556,934	2,885,346	4,021,504	2,232,840	2,422,177	2,503,883	1,581,175
Minority interest in amusement park	228,748	199,147	231,681	164,233	178,091	169,978	132,662
Net income	1,296,240	699,266	109,939	284,047	585,225	714,597	460,770
Earnings per share	N/A	$0.25	$0.04	$0.10	$0.21	$0.26	$0.16
Weighted average shares outstanding — basic and diluted	N/A	2,800,000	2,800,000	2,800,000	2,800,000	2,800,000	2,800,000

						September 30, 2001
	December 31,
							As
	1996(1)	1997	1998	1999	2000	Actual	Adjusted(4)

Balance Sheet Data:
Cash and cash equivalents	$220,815	$308,806	$370,069	$496,515	$548,626	$971,434	$—
Working capital (deficit)	618,368	(826,226)	(960,366)	(742,455)	981,712	808,576	—
Total assets	34,877,743	36,740,699	37,792,736	36,773,943	34,018,088	35,958,157	—
Long-term debt	13,961,707	14,873,374	13,765,763	13,211,464	11,637,617	12,756,962	12,756,962
Minority interest in amusement park	2,749,055	2,934,272	2,921,954	3,006,568	3,185,109	3,318,243	3,318,243
Stockholders’ equity	15,577,976	16,382,727	16,495,112	16,777,983	17,365,768	17,829,207	—

(1)	We hold our interest in Weifang Fuhua Amusement Park through Weifang Fuhua Amusement Park Co., Ltd., a Chinese joint venture company in which we hold an 85% interest. We commenced business operations in July 1997. Therefore, summary financial data presented as of and for the year ended December 31, 1996 are derived solely from the financial statements of Weifang Fuhua Amusement Park Co., Ltd.

(2)	During the nine months ended September 30, 2001, we incurred a loss of approximately $897,000 attributable to our disposal of the outdoor water park in connection with the construction of a new indoor water park.

(3)	Gross profit represents total revenues less operating expenses, cost of products sold and depreciation and amortization. Income from operations represents gross profit less general and administrative expenses.

(4)	The as adjusted amounts give effect to the sale of 1,400,000 shares of our common stock in this offering at an assumed initial public offering price of $ per share, less estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds of this offering to cash and cash equivalents pending the use of the proceeds as described below under “Use of Proceeds.”

RISK FACTORS

      This offering and any investment in our common stock involve a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common stock. If any of the following risks actually occurs, our business could be harmed, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Doing Business in China

The Chinese government could change its policies toward private enterprise or even nationalize or expropriate it, which could result in the total loss of our investment in that country.

      Our business is subject to significant political and economic uncertainties and may be adversely affected by political, economic and social developments in China. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time with little, if any, prior notice.

      Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to stockholders, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business. Nationalization or expropriation could even result in the total loss of our investment in China and in the total loss of your investment.

A lack of adequate remedies and impartiality under the Chinese legal system may adversely impact our ability to do business and to enforce the agreements to which we are a party.

      We lease the land on which Weifang Fuhua Amusement Park is located pursuant to a lease with Weifang Neo-Luck (Group) Corporation, which is a Chinese corporation owned by the Weifang State Asset Administration Bureau. We also periodically enter into other agreements governed by Chinese law in the course of our Chinese business operations. Our business would be materially and adversely affected if the other parties to the lease and our other agreements do not honor them. In the event of a dispute, enforcement of these agreements in China could be extremely difficult. Unlike the United States, China has a civil law system based on written statutes in which judicial decisions have little precedential value. The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the government’s experience in implementing, interpreting and enforcing these recently enacted laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is uncertain. Furthermore, enforcement of the laws and regulations may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. These uncertainties could limit the protections that are available to us.

If relations between the United States and China worsen, our stock price may decrease and we may have difficulty accessing U.S. capital markets.

      At various times during recent years, the United States and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China, whether or not directly related to our business, could adversely affect the market price of our common stock and our ability to access U.S. capital markets.

Fluctuations in exchange rates could adversely affect our results of operations and financial condition.

      Substantially all of the revenues and expenses of Weifang Fuhua Amusement Park Co., Ltd. are denominated in the Renminbi, which is the official currency of China, the basic unit of which is the yuan. However, we use the United States dollar for financial reporting purposes. The value of the Renminbi is subject to changes in Chinese governmental policies and to international economic and political developments. Although the official exchange rate for the conversion of Renminbi to U.S. dollars has been stable, with the yuan appreciating slightly against the U.S. dollar since 1994, the exchange rate of the Renminbi may become volatile against the U.S. dollar or other currencies in the future. Because we may not be able to hedge effectively against yuan devaluations, future movements in the exchange rate of the Renminbi could have an adverse effect on our results of operations and financial condition.

If the Chinese government revises current law that governs the ability of Weifang Fuhua Amusement Park Co., Ltd. to engage in various transactions by converting Renminbi into foreign currency or foreign currency into Renminbi, our results of operations and financial condition may be adversely affected.

      Weifang Fuhua Amusement Park Co., Ltd. is entitled under current law to purchase foreign currencies (including U.S. dollars) for the settlement of “current account transactions,” which include payments on trade and service-related transactions. After examination by the bank from which the foreign exchange currency is purchased of the applicable import agreement, loan agreement or other documentation, the purchased foreign exchange may be remitted abroad, and prior approval of the transaction is not required from the State Administration for Foreign Exchange. Weifang Fuhua Amusement Park Co., Ltd. may also retain foreign exchange (subject to a limit approved by the State Administration for Foreign Exchange) to satisfy foreign exchange liabilities regarding these transactions. By contrast, the payment to us by Weifang Fuhua Amusement Park Co., Ltd. of dividends and other amounts must be listed as a “capital account transaction” and may be remitted abroad only after the receipt of approval from the State Administration for Foreign Exchange. In addition, loans to Weifang Fuhua Amusement Park Co., Ltd. in U.S. dollars or other foreign currency, whether from us or a third party, are subject to limitations imposed by the State Administration for Foreign Exchange and require the approval of that governmental entity. It is possible that the Chinese government may in the future limit or eliminate the ability of Weifang Fuhua Amusement Park Co., Ltd. to purchase and retain U.S. dollars (or other foreign currencies) for purposes of satisfying amounts owed with respect to trade and service-related transactions. It is also possible that the Chinese government may impose stricter rules and regulations that govern the ability of Weifang Fuhua Amusement Park Co., Ltd. to pay dividends and other amounts to us and to receive loans from us and other foreign parties. Any such limitation, prohibition or other change could adversely affect the ability of Weifang Fuhua Amusement Park Co., Ltd to conduct business and could adversely affect our results of operations and financial condition.

If the Chinese government increases the amount of net income that the entity through which we conduct business in China must allocate to three state-established reserve funds, our net income and the market price of our stock could be adversely affected.

      We conduct the operation of Weifang Fuhua Amusement Park through Weifang Fuhua Amusement Park Co., Ltd., a Chinese joint venture company in which we hold an 85% interest. Under applicable Chinese law, Weifang Fuhua Amusement Park Co., Ltd. must allocate a portion of its annual net income to a mandatory state-established reserve fund, enterprise expansion fund and employee bonus and welfare fund. Under current law, the board of directors of Weifang Fuhua Amusement Park Co., Ltd. is entitled to determine the percentage of net income that will be allocated to these three funds. The board of directors has elected to allocate five percent of the net income of Weifang Fuhua Amusement Park Co., Ltd. to each of these three funds each year. If the Chinese government elects in the future to require that more than five percent of the annual net income of Weifang Fuhua Amusement Park Co., Ltd. must be allocated to these three funds, or if the Chinese government enacts other legislation that restricts the ability of Weifang Fuhua Amusement Park Co., Ltd. either to use its net income for business operations or to distribute dividends to us, our business and the market price of our stock could be adversely affected.

Implementation by the Chinese government of a recent regulation requiring a company conducting a public offering of securities to include in the offering shares that are held by a Chinese state-owned entity could impair our ability to raise equity capital in the future.

      In June, 2001, the Chinese government adopted a regulation that applies to companies in which a Chinese state-owned entity is a stockholder. Generally, the regulation states that if the company conducts a public offering of securities, it must permit the state-owned entity to sell some of its shares in the offering. There exist various questions about the scope of the regulation, including whether it applies to a non-Chinese company such as Intra-Asia Entertainment Corporation that is not conducting an offering of securities in China but which has a state-owned stockholder such as Weifang Neo-Luck (Group) Corporation. The Chinese government has delayed the implementation of the regulation, and the regulation therefore does not affect our initial public offering. However, if the Chinese government determines to implement the regulation in the future and determines that we are subject to the regulation, our ability to raise equity capital through a follow-on offering of securities could be adversely affected if we are required to include in the offering shares of common stock that are owned by Weifang Neo-Luck (Group) Corporation.

Other Risks Related to Our Business

Our revenues could be adversely affected by a weakening in the economy of China generally or Shandong Province particularly.

      Our profitability depends on discretionary spending by consumers, particularly by consumers living in the City of Weifang and Shandong Province. A weakening in the economy of China, Shandong Province or another area where we may acquire an amusement park in the future or from where we might draw attendance to our park may lower the number of visitors to our park or parks or decrease the amount of money that visitors spend at our facilities which, in turn, could decrease our revenues.

Our business licenses may not be renewed.

      Our activities at Weifang Fuhua Amusement Park require business licenses from various Chinese governmental entities. The licenses that we hold are subject to periodic review and approval. We are not certain that the Chinese government will continue to renew our licenses or that it will not revoke our licenses with little, if any, prior notice.

Our business relies on our park being easily accessible, and we would be adversely affected if visitors could not reach our amusement park conveniently.

      We depend on visitors being able to travel to and from our park without difficulty. Most visitors reach the park by public transportation. If convenient and inexpensive public transportation to and from the park ceases to be available to our visitors, attendance would be negatively affected and our business would suffer.

Our business depends upon the number of visitors to Weifang, and our revenues would decline if the number of visitors to Weifang decreases by a significant amount.

      Although many of the visitors to Weifang Fuhua Amusement Park are residents of the City of Weifang, many people who are not residents of Weifang visit our park in conjunction with traveling to Weifang in order to attend government meetings, special events sponsored by the city such as the annual kite festival or for other reasons. If the number of visitors to Weifang decreases during the year, it is likely that attendance at the park will decrease and that our revenues will decrease.

The indoor water park that we are developing may not be constructed on time; it may be unsuccessful; and we may be required to pay a portion of the construction cost of the water park with the proceeds of this offering.

      We are constructing an indoor water park as a new attraction for Weifang Fuhua Amusement Park. We expect that the indoor water park will open during the first six months of 2002, but unanticipated construction problems could delay its opening. We plan to finance the water park by selling advance memberships in the water park and by cash flow from operations. The construction cost of the water park is estimated to be at least $6.5 million. We have already paid $3.6 million of the construction cost. If we are unable to sell sufficient memberships or obtain sufficient cash flow from operations, we may be required to borrow additional funds or to use a portion of the proceeds of this offering to pay for the construction cost of the park. That would prevent us from using the full proceeds of this offering for other intended purposes, such as making other capital improvements to the park or acquiring other amusement parks. Furthermore, the water park, even if successfully financed through the sale of memberships and other means, may not be a successful addition to the amusement park.

Our revenues may decline as a result of competition.

      Our park and its attractions compete directly with other theme and amusement parks and indirectly with other types of recreational and entertainment facilities such as bowling alleys, movie theaters and video game arcades. We may not be able to match the development and marketing efforts of significantly larger and better financed competitors. Consumers may prefer other parks or other types of entertainment to our park and its attractions. The opening of another amusement or theme park in the City of Weifang or in Shandong Province could have a material adverse effect on our revenues and business.

We depend on key personnel and would be adversely affected if these key personnel no longer were employed by us.

      Although we intend to obtain a policy of “key man” insurance on the life of our President and Chief Executive Officer, Michael B. Demetrios, our performance would be adversely affected by the departure or death of Mr. Demetrios or of one or more of our other directors or executive officers. We benefit from and rely on the substantial experience of our executives in the entertainment, amusement and theme park industries. You should read the information under “Management” for additional information about our management. In addition, we compete for qualified employees. If we are unable to recruit and retain qualified employees at competitive salaries, our business will be adversely affected.

Other parties may assert claims against us that we are infringing upon their intellectual property rights.

      We are not certain that the “Fuhua” name or some or all of Weifang Fuhua Amusement Park’s rides and other attractions do not infringe upon the intellectual property rights of other amusement parks or third parties. We do not have any patents, copyrights, trademarks, license agreements or other permits or approvals regarding our use of the “Fuhua” name or of our park’s rides and other attractions. Although we are not aware of any pending claims against us, it is possible that another amusement park or other third party might in the future claim that our name or one or more of our rides or other attractions infringes upon its intellectual property rights to the use of such name or rides and attractions. A claim could be brought against us in China, in the United States or in another country. The claim could seek damages and could seek to stop our use of our name or of the rides and other attractions that are the subject of the alleged infringement. Any claims against us, even if not meritorious, could result in our expenditure of significant financial and managerial resources. A successful claim against us could adversely affect our business if we are required to pay a significant amount of damages or to terminate our use of the rides or other attractions that are the subject of the claim.

The acquisition of other amusement parks poses risks to our profitability.

      We intend to review acquisition prospects that would complement our existing park. While we are not currently a party to any agreement or negotiations with respect to any acquisitions, we may acquire other parks and businesses in the future. Future acquisitions by us could result in accounting charges, potentially dilutive issuances of equity securities and increased debt and contingent liabilities, any of which could have a material adverse effect on our business and the market price of our common stock. Acquisitions entail numerous risks, including the assimilation of the acquired operations, diversion of management’s attention to other business concerns, risks of entering geographic markets in which we have limited prior experience and the potential loss of key employees of acquired organizations. We may be unable to successfully integrate businesses or the personnel of any business that might be acquired in the future, and our failure to do so could have a material adverse effect on our business and on the market price of our common stock.

      Our management has experience in the operation of amusement parks that are located only in the United States or China. Therefore, if we acquire or build an amusement park in any other country, the risks described in the preceding paragraph would be magnified by our lack of knowledge of the laws, regulations and customs of the country in which the park is located.

Our business is susceptible to the risk of manmade or natural disasters that may result in damage which is not covered by insurance.

      Because we currently own and operate a single amusement park, our business could be severely affected if a natural or manmade disaster damages the site or the structures situated upon it. Fire fighting and disaster relief and assistance in China are not well developed by Western standards. Damaged attractions, losses from the interruption of our business and negative publicity resulting from a natural or manmade disaster would adversely affect our business. We do not have business interruption insurance. Although Weifang Fuhua Amusement Park maintains property damage insurance that covers losses up to approximately $8.8 million, the insurance policy may not be enforceable in every instance or sufficient to cover all losses that result from manmade or natural disasters.

Risks Related to the Amusement and Theme Park Industry

Our business is subject to adverse fluctuations caused by the introduction of new attractions, shows and promotions.

      Our revenues fluctuate based on the introduction of new attractions, shows and promotions. When new attractions, shows and promotions are first added, park attendance typically increases. If new attractions, shows and promotions are not added periodically or the new attractions, shows and promotions are not as popular as the existing ones, attendance may decline. As a result, our revenues may fluctuate significantly from quarter to quarter. Revenues for any quarter may not be indicative of revenues that will be achieved for any other quarter or for the full fiscal year.

Our business is subject to seasonal fluctuations that may cause our revenues and the market price of our common stock to fluctuate significantly from quarter to quarter.

      Our revenues fluctuate seasonally. Historically, we have generated the highest average park revenues in the second and third quarters and the lowest average park revenues in the first and fourth quarters. As a result, revenues may fluctuate significantly from quarter to quarter. The market price of our common stock may fluctuate significantly from quarter to quarter, and the results of operations for any quarter may not be indicative of results that will be achieved for any other quarter or for the full fiscal year. For additional information about our quarterly results, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quarterly Results of Operations.”

Visitors to our amusement park may be injured in accidents that are not covered by insurance.

      The nature of the activities conducted in Weifang Fuhua Amusement Park or other parks that we may acquire entails the risk of bodily injuries to visitors who are enjoying our attractions. Despite precautions that we take, bodily injuries may occur in the future and claims may be asserted against us as a result of such injuries. Potential claims could require us to pay damages, and such payments could adversely affect our business. Harm to our reputation that may result from personal injuries could result in lower attendance at our parks and adversely affect our business as well. Although the park maintains personal liability insurance that covers aggregate losses up to approximately $9.1 million, the insurance policy may not be enforceable in every instance or sufficient to cover all losses that result from personal injuries.

Risks Related to this Offering

Our stock price may be volatile, and you may be unable to resell your shares at or above the initial public offering price.

      There previously has not been a public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering, and the market price of our stock may fall below the initial public offering price. The initial public offering price for our common stock will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the trading market.

      Following this offering, the price of our common stock could be highly volatile and subject to wide fluctuations in response to various factors, including:

•	quarterly variations in our operating results;

•	changes in revenue or earnings estimates or research reports by analysts or the lack of adequate coverage of us by analysts;

•	speculation in the press or investment community;

•	actions by institutional stockholders;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	our relatively small market capitalization and public float;

•	general market conditions; and

•	domestic and international economic factors unrelated to our performance.

      In addition, the stock market in general and The Nasdaq Stock Market in particular have experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of the companies whose stock is traded on these markets.

      If our share price declines, we may become the target of securities litigation. This could result in substantial costs and divert management’s attention and resources.

You will experience immediate and substantial dilution in the book value of the stock that you purchase.

      If you purchase common stock in this offering, you will pay more for your shares than existing stockholders paid for their shares. The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock immediately after this offering. Based upon an assumed initial public offering price of $                    per share and our net tangible book value as of September 30, 2001, if you purchase common stock in this offering you will experience immediate dilution of approximately $                    in the book value per share of your common stock, without considering the issuance costs. Furthermore, if we issue additional shares of common stock in the future in connection with acquisitions of other amusement parks, pursuant to our employee stock plans or as a means to raise capital in order to finance additional expansion of the amusement park or for other business purposes, you may experience further dilution. See “Dilution” for more information regarding the dilution that you will experience.

The sale or availability for sale of a substantial number of shares of our common stock in the public market after this offering could cause the market price of our stock to decline.

      If our existing stockholders sell a substantial number of their shares of our common stock after this offering, or if the public market perceives that these sales may occur, the market price of our common stock could decline. Upon completion of this offering, based upon the number of shares that are outstanding as of November 30, 2001, our existing stockholders will own 66.7% of our outstanding common stock or 63.5% of our outstanding common stock if the underwriters’ over-allotment option is exercised in full. The shares of common stock that are outstanding prior to this offering are restricted securities as defined is Rule 144 under the Securities Act of 1933. The shares may be sold after the completion of this offering pursuant to a registration statement or without registration pursuant to Rule 144 under the Securities Act or another registration exemption.

      In connection with this offering, all of our officers, directors and stockholders have agreed with the underwriters not to sell any shares of common stock or securities convertible or exercisable into common stock for one year after this offering without the consent of WestPark Capital, Inc. However, the shares may be released from these restrictions by WestPark Capital, Inc. at any time in its sole discretion. The effect that sales in the public market of shares held by principal stockholders or other stockholders or the potential availability for future sale of these shares will have on the market price of our common stock is unpredictable. See “Shares Eligible for Future Sale” for a more complete description of the number of shares of our common stock that will be eligible for sale after this offering and the restrictions imposed on these shares.

After this offering, our two principal stockholders will jointly own a majority of our outstanding common stock and consequently will be able to exercise significant control over us.

      After this offering, based upon the number of shares that are outstanding as of November 30, 2001, our two principal stockholders, Weifang Neo-Luck (Group) Corporation and Stanley Wu, will jointly own 58.9% of our outstanding common stock or 56% of our outstanding common stock if the underwriters’ over-allotment option is exercised in full. Weifang Neo-Luck (Group) Corporation, through its ownership of Weicheng International, Inc., will beneficially own 47.1% of our outstanding common stock or 44.8% or our outstanding common stock if the underwriters’ over-allotment option is exercised in full. Stanley Wu, through his direct ownership of stock and beneficial ownership of stock through family members, will own 11.8% of our outstanding common stock or 11.2% of our outstanding common stock if the underwriters’ over-allotment option is exercised in full.

      These two stockholders will be able to exercise significant control over us and to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may delay, deter or prevent a change in control and may make some transactions more difficult or impossible to complete without the support of these stockholders, which could have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price of their common stock.

Our majority stockholder, Weifang Neo-Luck (Group) Corporation, has a conflict of interest in its existing and future business transactions with us that may adversely affect our business.

      Weifang Neo-Luck (Group) Corporation is the beneficial owner of a majority of our common stock and will continue to be the beneficial owner of a significant amount of our common stock after this offering. We lease the land on which Weifang Fuhua Amusement Park is located pursuant to a lease with Weifang Neo-Luck (Group) Corporation, and we conduct all of our business at the amusement park through a Chinese joint venture company pursuant to an agreement that we have entered into with Weifang Neo-Luck (Group) Corporation. We have engaged, and are continuing to engage, in other transactions with Weifang Neo-Luck (Group) Corporation and its subsidiaries, including loans to and from us. For more information about these transactions, see “Related Party Transactions.”

      Weifang Neo-Luck (Group) Corporation has a conflict of interest with respect to these transactions since its economic interest as one of our stockholders is to maximize the value to us of each such transaction, but its economic interest as the other party to the transaction with us is to maximize the value of the transaction to it. We do not know whether the transactions that we have engaged in, and currently are engaging in, with Weifang Neo-Luck (Group) Corporation were or are on terms no less favorable to us than those that could be obtained from an unaffiliated third party. Although we have adopted a policy that requires the approval of our independent directors before we may engage in new transactions with Weifang Neo-Luck (Group) Corporation after the completion of this offering, we do not know whether Weifang Neo-Luck (Group) Corporation will nevertheless attempt to cause us to engage in various transactions with it after the completion of this offering that are on terms that are less favorable than we could obtain from an unaffiliated third party. For additional information about this policy and our current and prior transactions with Weifang Neo-Luck (Group) Corporation, see “Related Party Transactions.”

Our management will have broad discretion over the use of the proceeds from this offering and may not obtain a satisfactory return on the use of these proceeds.

      Our management has significant flexibility in applying the proceeds that we will receive from this offering. Because the proceeds are not required to be allocated to the improvement or expansion of Weifang Fuhua Amusement Park, or to the acquisition of other amusement parks, in any specific amount or for any specific item, you will have difficulty in determining the value or propriety of our management’s application of the proceeds on our behalf. We cannot assure you that the use of the proceeds of this offering will yield favorable results or returns. See “Use of Proceeds” for more information about how management intends to apply the proceeds from this offering.

Our ability under our charter documents to issue preferred stock, other provisions of our charter documents and Delaware law may have anti-takeover effects that could cause our stock price to decline.

      We are authorized by our certificate of incorporation to issue up to 5,000,000 shares of preferred stock. This preferred stock may be issued in one or more series, the terms of which may be determined by our board of directors without further action by the stockholders. The terms of any such series of preferred stock may include special voting rights, dividend preferences, liquidation preferences, conversion and redemption rights and sinking fund provisions. No preferred stock is currently outstanding. The issuance of any preferred stock could adversely affect the rights of the holders of our common stock and, therefore, reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, sell our assets to, or otherwise be acquired by, a third party and thereby preserve control by present management and stockholders.

      The following provisions of our certificate of incorporation and bylaws could also have the effect of discouraging, delaying or preventing someone from acquiring or merging with us, which might cause the market price of our common stock to decline:

•	Our board of directors determines the size of our board and may create new directorships and elect new directors, which may enable an incumbent board to maintain control by adding directors;

•	Our board of directors may amend our bylaws without a vote of our stockholders, which may enable our board to change our bylaws to deter a proxy contest in connection with an unsolicited takeover offer; and

•	We require advance notice procedures to be followed with respect to stockholder proposals and the nomination of candidates for election as directors, which may restrict stockholder proposals and director nominations in connection with a takeover offer.

      We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibit us from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder unless the business combination is approved in the manner prescribed under Section 203. These provisions may discourage, delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock to decline.

You may have difficulty prosecuting a lawsuit or enforcing a judgment against our controlling stockholders, directors and officers who reside outside the United States if you believe that a violation of the U.S. securities laws has occurred in connection with this offering.

      We are a Delaware corporation whose principal business office is located in California, although substantially all of our business is conducted in China and most of our assets are located in China. We conduct our business through a Chinese joint venture company in which we hold an 85% interest. As of the date of this prospectus, Weifang Neo-Luck (Group) Corporation beneficially owns 70.6% of our outstanding common stock, and Stanley Wu beneficially owns 17.6% of our outstanding common stock. Weifang Neo-Luck (Group) Corporation is a Chinese corporation that conducts substantially all of its business in China. Substantially all of its assets (and the assets of its U.S. subsidiary, Weicheng International, Inc., through which its owns our stock) are located in China. Mr. Wu is a resident of the United States. Two of our directors and officers are citizens and residents of China, and substantially all of their assets are located outside the United States.

      If you believe that a violation of the civil liability provisions of the United States securities laws has occurred in connection with this offering, it may be difficult for you to effect service of process on Weifang Neo-Luck (Group) Corporation or on any of our directors or officers who reside in China, and it may be difficult for you to conduct a lawsuit in China against Weifang Neo-Luck (Group) Corporation or these directors and officers based upon an alleged violation of the U.S. securities laws. Even if you obtain a judgment against us or any of our controlling stockholders, directors or officers based upon a violation of the civil liability provisions of the U.S. securities laws, it may be difficult for you to enforce the judgment with respect to assets that are located in China.

FORWARD-LOOKING STATEMENTS

      Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements that represent our expectations or beliefs about future events and financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or by other comparable terminology.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to update any of the forward-looking statements after the date of the prospectus to conform these statements to actual results. Therefore, readers are cautioned not to place undue reliance on these statements.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of the 1,400,000 shares of common stock that we are offering will be $                    , or $                    if we sell an aggregate of 1,610,000 shares of common stock upon the exercise by the underwriters of their over-allotment option in full, assuming an initial public offering price of $          per share and after deducting underwriting discounts and commissions and estimated offering expenses. The primary purposes of this offering are to obtain additional equity capital, create a public market for our common stock and facilitate future access to public markets.

      We intend to use the net proceeds of this offering to expand and improve Weifang Fuhua Amusement Park by, among other things:

•	Building new rides and other attractions at the park and, in the process, expanding the total size of the park by utilizing 25 acres of adjacent land, which will result in a 100% increase in the size of the park;

•	Enhancing the park’s dining facilities;

•	Enhancing the park’s merchandising outlets, games and product offerings; and

•	Expanding the park’s marketing campaign.

      We have not yet determined the exact amount of proceeds that will be used for any of these amusement park projects.

      We may also use a portion of the net proceeds to acquire one or more other amusement parks, although we are not currently a party to any negotiations or agreements regarding the acquisition of another park. We will use any remaining proceeds from this offering for working capital purposes.

      We have broad discretion to use the offering proceeds as we see fit. Pending the use of the net proceeds of this offering in the manner described above, we intend to invest the net proceeds in marketable, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. Government.

DIVIDEND POLICY

      Since our inception, we have not declared or paid any dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future. Any determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors as the board of directors deems relevant. Also, the provision in the loan agreement with the Agricultural Bank of China that prohibits Weifang Fuhua Amusement Park Co., Ltd., from paying dividends to us without the bank’s prior consent adversely affects our ability to have sufficient funds to pay dividends to our stockholders.

CAPITALIZATION

      The following table sets forth our short-term debt and capitalization as of September 30, 2001:

•	on an actual basis (after giving effect to our recapitalization authorized by our board of directors and stockholders as of September 30, 2001 pursuant to which our authorized capital stock was increased, each outstanding share of our nonvoting Class B common stock was exchanged for four shares of our voting Class A common stock, each outstanding share of our Class A common stock was split into 2,000 shares of common stock and our Class B common stock was canceled); and

•	on an as adjusted basis reflecting our receipt of the net proceeds from the sale of the shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

      You should read this table with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	September 30, 2001

	Actual	As Adjusted

Short-term debt:
Short-term bank loans	$115,056		$115,056
Current portion of long-term debt	—		—

Total short-term debt	$115,056		$115,056

Long-term debt, net of current portion	$12,756,962		$12,756,962
Minority interest in amusement park	3,318,243		3,318,243
Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued	—		—
Common stock, $0.001 par value; 50,000,000 shares authorized; 2,800,000 shares issued actual; and 4,200,000 shares issued as adjusted	2,800		4,200
Additional paid-in capital	17,602,200
Retained earnings	4,417,492
Accumulated other comprehensive loss — translation adjustments	(4,193,285)		(4,193,285)

Total stockholders’ equity	17,829,207

Total capitalization	$33,904,412	$

      The total number of outstanding shares of our common stock as of September 30, 2001 excludes:

•	210,000 shares of common stock that are issuable upon exercise of the underwriters’ over-allotment option;

•	420,000 shares of common stock that are available for future issuance under our 2001 Stock Incentive Plan; and

•	140,000 shares of common stock that are issuable upon the exercise of warrants that will be granted to the representative of the underwriters upon the closing of this offering.

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. We calculate pro forma net tangible book value per share by dividing our net tangible book value (tangible assets less total liabilities and less the minority interest in Weitang Fuhua Amusement Park Co., Ltd.) by the number of outstanding shares of common stock.

      Our net tangible book value as of September 30, 2001 was $17,513,700, or $6.25 per share, based on 2,800,000 shares of our outstanding common stock after giving affect to a recapitalization approved by our board of directors and stockholders as of September 30, 2001 pursuant to which each outstanding share of our nonvoting Class B common stock was exchanged for four shares of our voting Class A common stock and each outstanding share of our Class A common stock was split into 2,000 shares of common stock. After giving effect to the sale of 1,400,000 shares of common stock by us at an assumed initial public offering price of $          per share, less the underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value as of September 30, 2001 would be $                    , or $                    share. This represents an immediate increase in the pro forma net tangible book value of $           per share to existing stockholders and an immediate dilution of $           per share to new investors purchasing shares at the assumed initial public offering price of $           per share.

      The following table illustrates this per share dilution:

Assumed initial public offering price per share			$
Pro forma net tangible book value per share as of September 30, 2001		$6.25
Increase in net tangible book value per share attributable to new investors	$
Pro forma net tangible book value per share after this offering			$

Dilution per share to new investors in this offering			$

      If the underwriters’ over-allotment option is exercised in full, the pro forma net tangible book value per share after the offering would be $                    , the increase in net tangible book value per share attributable to new investors would be $                    share and the dilution per share to new investors in this offering would be $           per share.

      The following table sets forth, on a pro forma basis as of September 30, 2001 and based upon the assumption that the underwriters do not exercise their over-allotment option or exercise their warrants and that no options are exercised under our 2001 Stock Incentive Plan, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering:

	Shares Purchased		Total Consideration
						Average Price
	Number	Percent	Amount		Percent	Per Share

Existing stockholders	2,800,000	66.7%		$17,605,000	%	$6.29
New investors	1,400,000	33.3				$

Total	4,200,000	100.0%	$		100.0%

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected statement of income data for each of the years in the three-year period ended December 31, 2000 and balance sheet data as of December 31, 1999 and 2000 are derived from, and are qualified by reference to, our consolidated financial statements and notes thereto that are included later in this prospectus and that have been audited by BDO International, independent certified public accountants as set forth in its report included with such financial statements. The following selected statement of income data for the year ended December 31, 1997 and balance sheet data as of December 31, 1997 and 1998 were derived from our unaudited consolidated financial statements that are not included in this prospectus. Since we did not commence business operations until July 1997, the following selected statement of income data for the year ended December 31, 1996 and balance sheet data as of December 31, 1996 were derived from the unaudited financial statements of Weifang Fuhua Amusement Park Co., Ltd. that are not included in this prospectus. The following selected statement of income data for the nine months ended September 30, 2000 and 2001, respectively, and balance sheet data as of September 30, 2001 are derived from, and are qualified by reference to, our unaudited consolidated financial statements and notes thereto that are included later in this prospectus. The following other data regarding total attendance for each of the years in the five-year period ended December 31, 2000 and for the nine months ended September 30, 2000 and 2001, respectively, are unaudited. In our opinion, our unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and include all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for each of the periods presented in our unaudited financial statements. Historical results are not necessarily indicative of results that may be expected for any future period. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto that are included below in this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1996(1)	1997	1998	1999	2000	2000	2001

Statement of Income Data:
Revenues:
Amusement park admissions	$7,166,265	$7,915,808	$9,061,458	$6,887,724	$6,847,097	$5,568,500	$5,428,303
Amusement park food, merchandise, and other	825,202	1,224,927	1,693,728	1,488,986	1,699,976	1,169,309	1,290,392

Total revenues	7,991,467	9,140,735	10,755,186	8,376,710	8,547,073	6,737,809	6,718,695
Operating costs and expenses:
Operating expenses	1,545,257	1,837,298	1,982,823	1,659,440	2,306,748	1,360,723	1,702,214
General and administrative	566,127	1,895,485	2,082,857	1,734,871	1,403,127	822,621	942,925
Cost of products sold	583,605	687,248	574,048	487,668	716,097	548,034	523,652
Depreciation and amortization	1,739,544	1,835,358	2,093,954	2,261,891	1,698,924	1,502,548	1,071,832
Loss on disposal of fixed assets(2)	—	—	—	—	—	—	896,897

Total operating costs and expenses	4,434,533	6,255,389	6,733,682	6,143,870	6,124,896	4,233,926	5,137,520
Income from operations	3,556,934	2,885,346	4,021,504	2,232,840	2,422,177	2,503,883	1,581,175
Interest expense, net	(1,631,450)	(1,858,565)	(2,049,993)	(1,776,146)	(1,355,213)	(970,295)	(577,795)
Other income (expense), net	390,150	560,763	(778,884)	510,616	312,707	(2,637)	25,657

Income before income taxes	2,315,634	1,587,544	1,192,627	967,310	1,379,671	1,530,951	1,029,037
Income taxes	790,646	689,131	851,007	519,030	616,355	646,376	435,605

Income before minority interest	1,524,988	898,413	341,620	448,280	763,316	884,575	593,432
Minority interest in amusement park	228,748	199,147	231,681	164,233	178,091	169,978	132,662

Net income	$1,296,240	$699,266	$109,939	$284,047	$585,225	$714,597	$460,770

Weighted average common shares outstanding — basic and diluted	N/A	2,800,000	2,800,000	2,800,000	2,800,000	2,800,000	2,800,000
Earnings per share — basic and diluted	N/A	$0.25	$0.04	$0.10	$0.21	$0.26	$0.16

	December 31,
						September 30,
	1996(1)	1997	1998	1999	2000	2001

Balance Sheet Data:
Cash and cash equivalents	$220,815	$308,806	$370,069	$496,515	$548,626	$971,434
Working capital (deficit)	618,368	(826,226)	(960,366)	(742,455)	981,712	808,576
Total assets	34,877,743	36,740,699	37,792,736	36,773,943	34,018,088	35,958,157
Long-term debt, less current portion	13,961,707	14,873,374	13,765,763	13,211,464	11,637,617	12,756,962
Minority interest in amusement park	2,749,055	2,934,272	2,921,954	3,006,568	3,185,109	3,318,243
Stockholders’ equity	15,577,976	16,382,727	16,495,112	16,777,983	17,365,768	17,829,207

(1)	We hold our interest in Weifang Fuhua Amusement Park through Weifang Fuhua Amusement Park Co. Ltd., a Chinese joint venture company in which we hold an 85% interest. We commenced business operations in July 1997. Therefore, summary financial data presented as of and for the year ended December 31, 1996 are derived solely from the financial statements of Weifang Fuhua Amusement Park Co. Ltd.

(2)	During the nine months ended September 30, 2001, we incurred a loss of approximately $897,000 attributable to our disposal of the outdoor water park in connection with the construction of a new indoor water park.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial Data” and our consolidated financial statements and notes thereto that appear elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those presented under “Risk Factors” beginning on page 4 and elsewhere in this prospectus.

Overview

      We manage and control Weifang Fuhua Amusement Park, a large amusement park located in China’s eastern Shandong Province in the City of Weifang. The amusement park has consistently delivered strong attendance and has been profitable since its commercial opening in April 1994. The park is strategically located in the center of the City of Weifang and is available to the city’s approximately eight million residents and Shandong Province’s approximately 87 million residents. We own an 85% interest in the park, and our partner, Weifang Neo-Luck (Group) Corporation, holds the remaining 15% interest. We hold our interest through Weifang Fuhua Amusement Park Co., Ltd., a Chinese joint venture company.

      Weifang Fuhua Amusement Park is the largest amusement park in Shandong Province based on acreage and number of rides. Convenient transportation via automobile, bus, train and airplane makes Weifang Fuhua Amusement Park easily accessible to visitors. The park is approximately 270 miles from Beijing and 400 miles from Shanghai. Weifang is one of the major cities in Shandong Province and hosts the Kite Festival each year with visitors attending from countries throughout the world.

      Our business is highly seasonal. A substantial majority of our revenues are collected in the second and third calendar quarters while operating expenditures are incurred throughout the year, particularly in the first and third quarters. We have historically incurred a net loss for the first and the fourth calendar quarter of each year. Although many of the visitors to Weifang Fuhua Amusement Park are residents of the City of Weifang, many people who are not residents of Weifang visit our park in conjunction with traveling to Weifang in order to attend government meetings, special events sponsored by the city such as kite festivals or for other reasons. If the number of visitors to Weifang decreases for reasons beyond our control, it is likely that attendance at the park will decrease and that our revenues will decrease.

      Our revenues are derived principally from the sale of tickets for entrance to the park (approximately 84.5%, 82.2% and 80.1% in the years ended December 31, 1998, 1999 and 2000, respectively, and 87.6% and 87.2% for the nine months ended September 30, 2000 and 2001, respectively) and the sale of food, merchandise, games and attractions inside the park (approximately 15.5%, 17.8% and 19.9% in 1998, 1999 and 2000, respectively, and 12.4% and 12.8% for the nine months ended September 30, 2000 and 2001, respectively).

      Our total expenses and costs can be classified into four general categories: operating expenses, general and administrative expenses, cost of products sold and related expenses, and depreciation and amortization. Operating expenses include expenses for the payroll of employees working on site at the amusement park, advertising, land usage fees, repair and maintenance, insurance, landscaping, employee fringe benefits, heating and air-conditioning, utilities and other expenses directly relating to operations. General and administrative expenses include management payroll and property taxes, heating and air-conditioning, utilities, employee fringe benefits, office supplies, travel and lodging, professional expense, outside services and other expenses related to management. Cost of products sold includes costs of merchandise and food sold in the park. Our expenses are relatively fixed. Costs for full-time employees, maintenance, utilities and insurance do not vary significantly with attendance, thereby providing us with a significant degree of operating leverage as attendance increases.

Results of Operations

      The following table sets forth selected financial data for the periods indicated, including selected financial data as a percentage of total revenues.

	Year Ended December 31,						Nine Months Ended September 30,

	1998	%	1999	%	2000	%	2000	%	2001	%

Revenues:
Amusement park admissions	$9,061,458	84%	$6,887,724	82%	$6,847,097	80%	$5,568,500	83%	$5,428,303	81%
Amusement park food, merchandise and other	1,693,728	16	1,488,986	18	1,699,976	20	1,169,309	17	1,290,392	19

Total revenues	10,755,186	100	8,376,710	100	8,547,073	100	6,737,809	100	6,718,695	100
Operating costs and expenses:
Operating expenses	1,982,823	19	1,659,440	20	2,306,748	27	1,360,723	20	1,702,214	25
General and administrative	2,082,857	19	1,734,871	21	1,403,127	16	822,621	12	942,925	14
Cost of products sold	574,048	5	487,668	6	716,097	8	548,034	8	523,652	8
Depreciation and amortization	2,093,954	20	2,261,891	27	1,698,924	20	1,502,548	23	1,071,832	16
Loss on disposal of fixed assets	—	—	—	—	—	—	—	—	896,897	13

Total operating costs and expenses	6,733,682	63	6,143,870	74	6,124,896	72	4,233,926	63	5,137,520	76

Income from operations	4,021,504	37	2,232,840	26	2,422,177	28	2,503,883	37	1,581,175	24
Interest expense, net	(2,049,993)	(19)	(1,776,146)	(21)	(1,355,213)	(16)	(970,295)	(14)	(577,795)	(9)
Other income (expense), net	(778,884)	(7)	510,616	6	312,707	4	(2,637)	0	25,657	—

Income before income taxes	1,192,627	11	967,310	11	1,379,671	16	1,530,951	23	1,029,037	15
Income taxes	851,007	8	519,030	6	616,355	7	646,376	10	435,605	7

Income before minority interest	341,620	3	448,280	5	763,316	9	884,575	13	593,432	9
Minority interest in amusement park	231,681	2	164,233	2	178,091	2	169,978	3	132,662	2

Net income	$109,939	1%	$284,047	3%	$585,225	7%	$714,597	11%	$460,770	7%

Earnings per share	$0.04		$0.10		$0.21		$0.26		$0.16
Weighted average common shares outstanding	2,800,000		2,800,000		2,800,000		2,800,000		2,800,000
Comprehensive income:
Net income	$109,939		$284,047		$585,225		$714,597		$460,770
Translation adjustments	2,446		(1,176)		2,560		(1,148)		2,669

Comprehensive income	$112,385		$282,871		$587,785		$713,449		$463,439

Nine Months Ended September 30, 2001 Compared to Nine Months Ended September 30, 2000

      Revenues. Total revenues were approximately $6.7 million for the nine months ended September 30, 2000 and 2001, respectively. Revenues from amusement park admissions were approximately $5.4 million for the nine months ended September 30, 2001, which was a decrease of approximately $140,000, or 2.5%, compared to approximately $5.6 million for the nine months ended September 30, 2000. The decrease directly related to the loss of revenue from the closure of the water park attraction that was available in 2000 and closed in February 2001 as we began construction of a new indoor water park. Revenues from the sale of food, merchandise and other items were approximately $1.3 million for the nine months ended September 30, 2001, which was an increase of approximately $121,000, or 10.3%, compared to approximately $1.2 million for the nine months ended September 30, 2000. The main reason for the increase in the sale of food, merchandise and other items was due to an increase in revenues from games and health club services.

      Operating Expenses. Operating expenses for the nine months ended September 30, 2001 were approximately $1.7 million, which was an increase of approximately $341,000, or 25.1%, compared to approximately $1.4 million for the same period in 2000. Of this increase, approximately $133,000 related to payroll expense, approximately $48,000 related directly to expenses in hiring musicians and dancers for live performances inside the amusement park, approximately $327,000 related to advertising expenses incurred in promoting the amusement park’s image, “motion movies” and the indoor water park, which is scheduled to start operation in early 2002, approximately $41,000 related to painting and repairs, and approximately $20,000 related to insurance expense. Our “motion movies” are movies that provide viewers with a simulated ride experience such as traveling through white water rapids. In addition, the rental expense for image simulation films decreased by approximately $228,000. As a percentage of total revenue, operating expenses constituted 20.2% and 25.3% for the nine months ended September 30, 2000 and 2001, respectively.

      General and Administrative Expenses. General and administrative expenses for the nine months ended September 30, 2001 were approximately $943,000, which was an increase of approximately $120,000, or 14.6%, compared to approximately $823,000 for the same period in 2000. Of this increase, approximately $76,000 related directly to payroll expense and approximately $62,000 related to property taxes and approximately $15,000 related to air conditioning. In addition, repair and maintenance expense decreased by approximately $18,000 and entertainment expense decreased by approximately $15,000. As a percentage of total revenues, general and administrative expenses constituted 12.2% and 14.0% for the nine months ended September 30, 2000 and 2001, respectively.

      Cost of Products Sold. Cost of goods sold in the nine months ended September 30, 2001 was approximately $524,000, which was a decrease of approximately $24,000, or 4.4%, compared to approximately $548,000 for the same period of 2000. This decrease was related to a decrease in the volume of food service provided in restaurants, consistent with the decrease in revenue from food sales. As a percentage of total revenues, cost of goods sold was approximately 8.1% and 7.8% for the nine months ended September 30, 2000 and 2001, respectively.

      Depreciation and Amortization. Depreciation and amortization expense in the nine months ended September 30, 2001 was $1.1 million, which was a decrease of approximately $431,000, or 28.7%, compared to approximately $1.5 million for the same period in 2000. Of this decrease, approximately $225,000 was attributable to depreciation expense for certain electronic equipment, which was fully depreciated as of December 31, 2000, and, as a result, there was no depreciation expense for the equipment in 2001. Approximately $206,000 of the decrease was attributable to our water park, which ceased operations in February 2001 and which will reopen in 2002 after a new indoor water park is constructed. Depreciation for the water park ended in January 2001 upon the water park’s termination of operations. As a percentage of total revenues, depreciation and amortization expense was approximately 23% and 16% for the nine months ended September 30, 2000 and 2001, respectively.

      Loss on Disposal of Fixed Assets. The loss on disposal of fixed assets arose as a result of the outdoor water park being torn down in the first half of 2001. As a percentage of total revenues, loss on disposal of fixed assets was approximately 0% and 13% for the nine months ended September 30, 2000 and 2001, respectively.

      Interest Expense. Net interest expense in the nine months ended September 30, 2001 was approximately $578,000, which was a decrease of approximately $393,000, or 40.5%, compared to approximately $970,000 for the same period of 2000. The decrease was due to the repayment of long-term debt of approximately $2.6 million and short-term loans of approximately $1.1 million during the nine months ended September 30, 2000. We capitalized interest of approximately $228,000, which also contributed to the decrease in the nine months ended September 30, 2001. As a percentage of total revenues, interest expense was 14.4% and 11.4% in the nine months ended September 30, 2000 and 2001, respectively.

      Other Income (Expense) Net. Net other income in the nine months ended September 30, 2001 was approximately $26,000, which was an increase of approximately $28,000 compared to an expense of $2,637 in the same period of 2000. As a percentage of total revenues, net other income accounted for approximately 0.0% and 0.4% in the nine months ended September 30, 2000 and 2001, respectively.

      Income Taxes. We paid income taxes of approximately $436,000 in the nine months ended September 30, 2001, which was a decrease of approximately $210,000, or 32.5%, compared to $646,000 in the same period of 2000. These income taxes were paid only on income from our profitable operations in China, where the income tax rate was 33% under Chinese tax law, compared to our higher effective U.S. income tax rates of approximately 42.2% and 42.3% for the nine months ended September 30, 2000 and 2001, respectively. Our higher effective income tax rates are due to our losses before income tax in U.S. operations of approximately $249,000 and $291,000 for the nine months ended September 30, 2000 and 2001, respectively, which reduced the book income before income tax whereas the loss before income tax in the U.S. did not offset the taxable income in China. As a percentage of total revenues, income taxes accounted for 9.6% and 6.5% in the nine months ended September 30, 2000 and 2001, respectively.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      Revenues. Total revenues were approximately $8.6 million in 2000, which was an increase of approximately $170,000, or 2%, compared to total revenues of approximately $8.4 million in 1999. Of the increase, approximately $211,000 resulted from the sale of food, merchandise and other items. The increase was attributable primarily to the increase in food service rendered in the park’s restaurants. Admission ticket revenues in 2000 were lower than in 1999 by approximately $41,000, representing a 0.6% decrease compared to 1999. The main reason for the decrease was due to the continuation of a trend in which park visitors elected to purchase lower-priced tickets in our three-tiered pricing structure. See “Business — Attractions and Ticket Prices.”

      Operating Expenses. Operating expenses in 2000 were approximately $2.3 million, which was an increase of approximately $647,000, or 39%, compared to approximately $1.7 million in 1999. Of this increase, approximately $380,000 related directly to repair and maintenance, approximately $125,000 related to rental of motion movies, and approximately $75,000 related to employee fringe benefits which were prescribed by the Chinese government. In addition, the insurance premium paid for coverage inside the park was increased by approximately $22,000 due to the increase in attendance in 2000, and the related payroll expense increased by $45,000 in 2000. As a percentage of revenues, operating expenses were approximately 19.8% and 27% in 1999 and 2000, respectively.

      General and Administrative Expenses. General and administrative expenses in 2000 were approximately $1.4 million, which was a decrease of approximately $330,000, or 19.1%, compared to approximately $1.7 million in 1999. Of this decrease, $290,000 related directly to expenses incurred in connection with our proposed private placement of securities in the United States, a transaction which began in 1998 and terminated unsuccessfully in 1999. The remaining amount of approximately $40,000 related to printing brochures and other marketing expenses incurred in China. As a percentage of total revenues, general and administrative expenses were approximately 20.7% and 16.4% in 1999 and 2000, respectively.

      Cost of Products Sold. Cost of goods sold in 2000 was approximately $716,000, which was an increase of approximately $228,000, or 46.8%, compared to approximately $488,000 in 1999. Of this increase, approximately $180,000 related directly to the improved food service rendered by the park’s restaurants, and approximately $48,000 related primarily to the merchandise sold inside the park with relatively lower gross margins compared to the prior year. As a percentage of total revenues, cost of goods sold was approximately 5.8% and 8.4% in 1999 and 2000, respectively.

      Depreciation and Amortization. Depreciation and amortization expense in 2000 was $1.7 million, which was a decrease of approximately $563,000, or 24.9%, compared to depreciation and amortization expense of approximately $2.3  million in 1999. Of this decrease, approximately $500,000 was attributable to the fact that certain electronic equipment placed in the park’s game room was fully depreciated as of December 31, 1999 and, as a result, there was no depreciation expense for the equipment in 2000. Approximately $43,000 of the decrease resulted primarily from furniture and fixtures that had five years of estimated useful life and were fully depreciated as of December 31, 1999. The remaining $20,000 related to the decrease of amortization of deferred charges imposed by Chinese utility companies, such as increasing the capacity of electricity and water supply. After 2000, the amortization of deferred charges will be minimal on these existing items, although amortization may increase if we make significant capital improvements to the park. As a percentage of total revenues, depreciation and amortization expense was approximately 27% and 19.9% in 1999 and 2000, respectively.

      Interest Expense. Net interest expense in 2000 was $1.4 million, which was a decrease of approximately $420,000, or 23.7%, compared to approximately $1.8 million in 1999. The decrease was due to the net repayments in 2000 of principal of approximately $2.8 million on long-term bank loans and principal of $873,000 on short-term bank loans. As a percentage of total revenues, interest expense was 21.2% and 15.9% in 1999 and 2000, respectively.

      Other Income (Expense), Net. Net other income in 2000 was approximately $313,000, which was a decrease of approximately $198,000, or 38.8%, compared to approximately $511,000 in 1999. The entire decrease was attributable to our receipt of a smaller refund in 2000 compared to 1999 relating to sales taxes and miscellaneous fees imposed by local governments as a result of relieving the tax burden on foreign investment enterprises in accordance with the Chinese central government policy. As a percentage of total revenues, net other income accounted for approximately 6.1% and 3.7% in 1999 and 2000, respectively.

      Income Taxes. We paid income taxes of approximately $616,000 in 2000, which was an increase of approximately $97,000, or 18.8%, compared to approximately $519,000 in 1999. Of this increase, approximately $49,000 related directly to the income tax credit taken in 1999 for the income expense recognized in 1998 whereas there was no such income tax credit in 2000. In addition, taxable income in China for 2000 was approximately $1.9 million, which was an increase of approximately $145,000, or 8.4%, compared to taxable income of approximately $1.7 million in 1999. The effective income tax rate was 53.7% and 44.7% for 1999 and 2000, respectively. The decrease of effective income tax rate was due to the lower loss before income tax of approximately $423,000 in 2000 compared to the loss before income tax of approximately $695,000 in 1999, which reduced the book income before income tax whereas the loss in the U.S. did not offset the taxable income in China. As a percentage of total revenues, income taxes accounted for 6.2% and 7.2% in 1999 and 2000, respectively.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

      Revenues. Total revenues in 1999 were approximately $8.4 million, which was a decrease of approximately $2.4 million, or 22.1%, compared to total revenues of approximately $10.8 million in 1998. Admission ticket revenues were $6.9 million in 1999, which was a decrease of $2.2 million, or 24.2%, compared to admission ticket revenues of approximately $9.1 million in 1998. The decrease was attributable primarily to the decrease of government-sponsored group visitors who attended meetings held in Weifang in 1998 and also attended the park. Another reason for the decrease related to our implementation in 1999 of a new pricing strategy, which involved three different prices for all admission tickets. Many visitors elected to purchase the lower-priced tickets. See “Business — Attractions and Ticket Prices.” As a result, the average consumption per visitor in 1999 was lower than in 1998. Revenues derived from the sale of food, merchandise and other items in 1999 did not decrease as much as the ticket admissions revenues because the restaurants and food served inside the park, computer games and other services in the park were still attractive to visitors, even visitors who purchased the lowest-priced tickets.

      Operating Expenses. Operating expenses in 1999 were approximately $1.7 million, which was a decrease of approximately $323,000, or 16.3%, compared to operating expenses of approximately $2 million in 1998. Of this decrease, approximately $109,000 related to repairs and painting, approximately $95,000 related to direct labor expense, approximately $50,000 related to utility consumption, approximately $25,000 related to transportation, and approximately $14,000 related to labor protection. Finally, approximately $30,000 of the decrease resulted from the fact that we spent less in 1999 entertaining group visitors than we did in 1998. As a percentage of total revenues, operating expenses were 18.4% and 19.8% in 1998 and 1999, respectively.

      General and Administrative Expenses. General and administrative expenses in 1999 were approximately $1.7 million, which was a decrease of approximately $348,000, or 16.7%, compared to approximately $2.1 million in 1998. Of this decrease, approximately $320,000 related directly to our United States operations. In 1998, we spent almost $610,000 related to a proposed private placement of securities. This activity continued into the first half of 1999, and the expense was approximately $290,000 in 1999. The remaining expense of approximately $30,000 related to activities conducted in China. As a percentage of total revenues, general and administrative expenses were 19.4% and 20.7% for 1998 and 1999, respectively.

      Cost of Products Sold. Cost of goods sold in 1999 was approximately $488,000, which was a decrease of approximately $86,000, or 15%, compared to approximately $574,000 in 1998. This decrease was consistent with the decrease in the revenues derived from sales of food, merchandise and other items in 1999 compared to these revenues in 1998. As a percentage of total revenues, cost of goods sold was 5.3% and 5.8% in 1998 and 1999, respectively.

      Depreciation and Amortization. Depreciation and amortization expense in 1999 was approximately $2.3 million, which was an increase of approximately $168,000, or 8%, compared to approximately $2.1 million in 1998. This increase reflected the effect of our additional investment of approximately $1.9 million and $232,000 made in property, buildings and other fixed assets in 1998 and 1999, respectively.

      Interest Expense. Interest expense in 1999 was $1.8 million, which was a decrease of approximately $274,000, or 13.4%, compared to approximately $2.1 million in 1998. The decrease was due to the repayment of principal of approximately $154,000 on long-term bank loans during 1999 and an interest rate adjustment implemented by the Chinese central bank, the People’s Bank of China, during 1999. As a percentage of total revenues, interest expense was 19.1% and 21.2% in 1998 and 1999, respectively.

      Other Income (Expense), Net. Net other income in 1999 was approximately $511,000, which was an increase of approximately $1.3 million, or 165.6%, compared to the net other expense of approximately $779,000 in 1998. Of this increase, approximately $600,000 related directly to the refund received in 1999 for sales taxes and miscellaneous fees imposed by local governments as a result of relieving the tax burden on foreign investment enterprises in accordance with the Chinese central government policy. Approximately $524,000 related to the lower employee housing program disbursements made in 1999 compared to that in 1998. Approximately $20,000 was attributable to the lower loss from the disposal of fixed assets in 1999, and approximately $20,000 related to the lower exchange loss in 1999. Approximately $126,000 was due to the lower miscellaneous non-operating expense in 1999. As a percentage of total revenues, net other income (expense) accounted for (7.2%) and 6.1% in 1998 and 1999, respectively.

      Income Taxes. We paid income taxes of approximately $519,000 in 1999, which was a decrease of approximately $332,000, or 39%, compared to approximately $851,000 paid in 1998. Of this decrease, approximately $49,000 related directly to the income tax credit taken in 1999 for the income expense recognized in 1998 as a result of applying the net operating loss carry-back in accordance with the U.S. federal income tax laws whereas there was an income tax expense of approximately $49,000 in 1998. In addition, taxable income in China for 1999 was approximately $1.7 million, which was a decrease of approximately $706,000, or 29%, compared to taxable income of approximately $2.4 million in 1998. The effective income tax rate was 71.4% and 53.7% for 1998 and 1999, respectively. The decrease in effective income tax rate was due to the lower loss before income tax in the U.S. of approximately $695,000 in 1999, compared to the loss before income tax in the U.S. of approximately $1.2 million in 1998, which reduced the book income before income tax whereas the loss in the U.S. did not offset the taxable income in China. As a percentage of total revenues, income taxes accounted for 7.9% and 6.2% in 1998 and 1999, respectively.

Quarterly Results of Operations

      The following table sets forth selected statement of income data for each of the eleven quarters ended September 30, 2001. You should read this information in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. We have prepared this quarterly information on a basis consistent with our audited consolidated financial statements and, in the opinion of management, it reflects all normal recurring adjustments that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. The results for any quarter may not be indicative of results to be obtained for any future period.

	Three Months Ended

	March 31	June 30	September 30	December 31	Total

1999:
Total revenues	$1,085,841	$2,797,918	$2,869,188	$1,623,763	$8,376,710
Gross profit(1)	201,929	1,866,038	1,890,979	8,765	3,967,711
Income (loss) from operations	(98,681)	1,490,018	1,333,545	(492,042)	2,232,840
Income (loss) before minority interest	(569,356)	718,654	956,375	(657,393)	448,280
Minority interest in amusement park	(64,342)	131,433	173,312	(76,170)	164,233
Net income (loss)	(505,014)	587,221	783,063	(581,223)	284,047
Earnings (loss) per share	(0.18)	0.21	0.28	(0.21)	0.10

2000:
Total revenues	$1,051,622	$2,791,931	$2,894,255	$1,809,264	$8,547,073
Gross profit(1)	74,147	1,546,473	1,705,884	498,800	3,825,304
Income (loss) from operations	(162,508)	1,319,020	1,347,371	(81,706)	2,422,177
Income (loss) before minority interest	(465,478)	701,037	649,016	(121,259)	763,316
Minority interest in amusement park	(48,807)	115,360	103,425	8,113	178,091
Net income (loss)	(416,671)	585,677	545,591	(129,372)	585,225
Earnings (loss) per share	(0.15)	0.21	0.19	(0.05)	0.21

2001:
Total revenues	$977,729	$3,099,809	$2,641,157		$6,718,695
Gross profit(1)	138,214	1,703,093	1,579,690		3,420,997
Income (loss) from operations	(1,001,447)	1,362,766	1,219,856		1,581,175
Income (loss) before minority interest	(301,984)	778,888	116,528		593,432
Minority interest in amusement park	(28,355)	132,043	28,974		132,662
Net income (loss)	(273,629)	646,845	87,554		460,770
Earnings (loss) per share	(0.10)	0.23	0.03		0.16

(1)	Gross profit represents total revenues less operating expense, cost of products sold, and depreciation and amortization. Income from operations represents gross profit less general and administrative expenses.

Liquidity and Capital Resources

      To date, we have financed our operations primarily through cash flow from operations, bank loans, loans from Weifang Neo-Luck (Group) Corporation and its subsidiaries and equity contributions by our stockholders.

      In 1998 we began implementing a long-range capital improvement program for Weifang Fuhua Amusement Park, with capital expenditures of approximately $1.9 million in 1998, approximately $231,000 in 1999, approximately $1.3 million in 2000 and approximately $3.6 million during the nine months ended September 30, 2001. We expect that this program will continue with the construction of the indoor water park and with the proposed development of 25 acres of adjacent land.

      During the nine months ended September 30, 2001, operating activities provided us with net cash of approximately $3.7 million compared to approximately $2.1 million during the same period of 2000. Included in the net cash flow provided by operating activities for the nine months ended September 30, 2001 were net income of $461,000, depreciation and amortization of $1.1 million, a minority interest attributable to the interest of Weifang Neo-Luck (Group) Corporation in the park of approximately $133,000 and deferred revenue of $861,000. Furthermore, the decrease in the related party receivable provided approximately $408,000, and the increase in the related party payable provided approximately $175,000 of net cash inflow. Also, we paid interest of approximately $802,000 and incurred income taxes of approximately $478,000 during the nine months ended September 30, 2001.

      The largest capital expenditure that we incurred during the nine months ended September 30, 2001 was approximately $3.6 million related to our indoor water park project. This compared to a capital expenditure of $221,000 attributable to the indoor water park during the nine months ended September 30, 2000. As of September 30, 2001, we had working capital of approximately $800,000 compared to working capital of approximately $1 million at December 31, 2000. The decline in working capital from December 31, 2000 to September 30, 2001 was attributable to the construction of the indoor water park.

      As of September 30, 2001, we had a loan from our stockholder, Weicheng International, Inc., of approximately $1 million including accrued interest of approximately $59,000. This amount was used to finance our United States operations. On September 5, 2000, we entered into a loan agreement with Weicheng International, Inc. which states that Weicheng International, Inc. will provide us with a loan of up to $2.0 million and advance the proceeds upon our request. The outstanding principal balance of the loan bears interest at the rate of 6% per annum, and the total outstanding balance will mature on September 5, 2003.

      During 2000, our operating activities provided us with net cash of approximately $2.2 million. Additionally, the decrease in the related party receivable provided us with approximately $2.4 million, and the related party payable provided approximately $410,000 of net cash inflow. With these funds available, we made total repayments on outstanding bank loans, net of new borrowings, of approximately of $3.6 million through financing activities. During 2000, we paid interest of approximately $1.1 million and income taxes of approximately $616,000. As of December 31, 2000, we had working capital of approximately $1.0 million compared to negative working capital of approximately $742,000 as of December 31, 1999.

      During 1999, our operating activities provided us with net cash of approximately $1.3 million. Of the net cash provided by operating activities, approximately $284,000 came from net income, and approximately $2.3 million came from depreciation and amortization. We used approximately $1.5 million to pay off accrued liabilities during that year. Additionally, financing activities provided us with approximately $66,000 during that year. Of the net cash provided by financing activities, there was a dividend payment of approximately $79,000 made to Weifang Neo-Luck (Group) Corporation with respect to its minority interest in Weifang Fuhua Amusement Park Co., Ltd. whereas we received $450,000 in terms of our equity interest sharing percentage. We used this amount to finance our United States operations in 1999. Our capital improvements investment in 1999 was approximately $231,000. We paid interest of approximately $1.8 million and income taxes of approximately $568,000 during 1999. As of December 31, 1999, we had a negative working capital of approximately $742,000 compared to negative working capital of approximately $960,000 as of December 31, 1998.

      During 1998, our operating activities provided us with net cash of approximately $3.4 million. Of this net cash, approximately $110,000 came from net income, approximately $2.1 million from depreciation and amortization and approximately $1.2 million from accrued liabilities. An increase in the related party receivable of approximately $1.1 million and capital improvements of approximately $1.9 million constituted the majority of cash used in investing activities. During 1998, we paid dividends of approximately $244,000 to Weifang Fuhua Neo-Luck (Group) Corporation with respect to its minority interest in the amusement park whereas we used receipts of approximately $1.4 million from our equity interest sharing percentage to finance our United States operations in 1998. Also in 1998, we made repayments of long-term loans of approximately $1.1 million. We also borrowed approximately $949,000 of short-term loans in 1998. We paid interest of approximately $1.6 million and income taxes of approximately $801,000 during 1998.

      We are constructing an indoor water park to replace the existing outdoor water park. The construction cost will be at least $6.5 million, and we estimate that the indoor water park will be completed during the first six months of 2002. The building is a glass enclosure encompassing 25,000 square meters, and we expect that it will be the largest indoor water park in China as of its completion date. We believe that the indoor water park will mitigate the impact of the seasonality of our business, and we will sell admission tickets to the indoor water park separately from admission to the amusement park.

      The construction of the indoor water park is being financed primarily by cash flow provided by operating activities. We anticipate that we will incur at least $2.9 million of additional construction costs from October 2001 until the anticipated completion of the water park in the first six months of 2002. The contractor has agreed to allow us to delay payment of the final 20% of the construction cost, which represents approximately $1.3 million, until one year after the entire construction of indoor water park has been completed. We are also financing the construction of the indoor water park through the sale of memberships in the water park. As of September 30, 2001, we had raised $861,000 through the sale of 241 memberships. There are five types of memberships ranging from an annual membership to a VIP lifetime membership. See “Business — New Indoor Waterpark.”

      We have approximately 25 acres of adjacent land available on which we may elect in the future to build additional rides and attractions. We do not currently know the amount of the construction costs, when construction of additional rides and attractions on that property will commence or how the construction will be financed.

      We employ a substantial number of seasonal employees who are compensated on an hourly basis. China is undergoing significant economic reforms in the areas of employee resident housing programs, employee retirement funds, employee housing funds, employee education funds and employee welfare and bonus funds. All of these expenses constitute a part of our operating expenses with regard to the employees who work directly for the park. The nature of these expenses is similar to the employee fringe benefits in the United States. The Chinese government may impose additional employee-related expenditure requirements which, if imposed, must be included in our operating expenses and general and administrative expenses.

      Our primary source of financing comes from short-term and long-term loans from two commercial banks in China. As of September 30, 2001, we had a total outstanding bank loan balance of approximately $11.9 million. Of this balance, approximately $115,000 were short-term loans with a maturity of less than one year. The remaining long-term loan balance will mature on various dates during the next several years.

      We believe that our existing balances of cash and cash equivalents, together with the net proceeds of this offering, cash flow from operations, additional bank borrowings and the proceeds from sales of memberships in our indoor water park, will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next 12 months, although we could be required, or we could elect, to seek additional financing prior to that time. Our future capital requirements will depend on many factors, including the growth rate of our revenues, our profitability, our capital expenditures, working capital requirements and our acquisition of other amusement parks.

Quantitative and Qualitative Disclosures About Market Risk

     Foreign Currency Risk

      Substantially all of the revenues and expenses of Weifang Fuhua Amusement Park are denominated in the Renminbi, which is the official currency of China and the basic unit of which is the yuan. However, we use the United States dollar for financial reporting purposes. The value of the yuan is subject to changes in Chinese governmental policies and to international economic and political developments. Although the official exchange rate for the conversion of the Renminbi to U.S. dollars has been stable, with the yuan appreciating slightly against the U.S. dollar since 1994, the exchange rate of the yuan may become volatile against the U.S. dollar or other currencies in the future. Future movements in the exchange rate of the yuan could have an adverse effect on our results of operations and financial condition. We do not engage in hedging activities to protect against foreign currency risk.

     Inflation

      Inflation has not had a material effect on our results of operations or financial condition during the past three years because the Chinese economy was relatively stable during that period. Our results of operations and financial condition could, however, be adversely affected by any inflation that occurs in subsequent years since we are not sure whether we would be able to increase admission prices and other prices at our park by amounts that correspond to the rate of inflation.

     Interest Rate Risk

      We do not hold financial instruments for trading or speculative purposes, and we do not use derivatives or similar instruments to manage interest rate risk. We intend to place our cash and cash equivalents that are in excess of current needs in short-term marketable, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. Government that are not subject to material interest rate risk or loss of principal.

      The outstanding aggregate principal balance on loans to us from the Agricultural Bank of China and the Communication Bank of China bears interest at rates that range from 5.4% to 9.8% per annum. As of September 30, 2001, the outstanding principal balance on these loans was approximately $11.9 million. These interest rates are subject to change once per year upon notice from the People’s Bank of China. We cannot predict whether the bank will increase or decrease any of these rates or, if it does, what the amount of the increase or decrease will be.

      The following table presents principal cash flows and relevant average interest rates by contractual maturities.

Periods ending September 30,	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value

Communication Bank of China, RMB denominated loan	$54,368						$54,368	$54,368
Interest rate	6.44%
Agricultural Bank of China, RMB denominated loan	60,688						60,688	60,688
Interest rate	7.61%
Agricultural Bank of China, US dollar denominated loan		100,000					100,000	100,000
Interest rate		9.81%
Agricultural Bank of China RMB denominated loans			948,423				948,423	948,423
Average interest rate			8.02%
Agricultural Bank of China, US dollar denominated loan			800,127				800,127	800,127
Interest rate			9.81%
Agricultural Bank of China, RMB denominated loans				1,461,900			1,461,900	1,461,900
Average interest rate				8.02%
Agricultural Bank of China, US dollar denominated loans				2,400,000			2,400,000	2,400,000
Average interest rate				7.63%
Agricultural Bank of China, RMB denominated loans					2,148,147		2,148,147	2,148,147
Average interest rate					8.02%
Agriculture Bank of China, US dollar denominated loan					1,268,143		1,268,143	1,268,143
Interest rate					9.81%
Agriculture Bank of China, RMB denominated loans						543,682	543,682	543,682
Average interest rate						8.02%
Agriculture Bank of China, US dollar denominated loans						2,068,677	2,068,677	2,068,677
Average interest rate						8.24%

Total	$115,056	$100,000	$1,748,550	$3,861,900	$3,416,290	$2,612,359	$11,854,155	$11,854,155

      The outstanding principal balance on loans to us from our affiliate, Weicheng International, Inc., bears interest at a fixed rate of 6% per annum. For additional information about these loans, see Notes 4, 5 and 6 to the consolidated financial statements that are included below in this prospectus.

Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board finalized FASB Statement No. 141, “Business Combinations” (“SFAS No. 141”), and FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”).

      SFAS No. 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 141 also requires that we recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS No. 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS No. 142, companies to reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS No. 141. We do not expect that the adoption of SFAS No. 141 will have a material impact on our consolidated financial statements.

      SFAS No. 142 requires, among other things, that companies no longer amortize goodwill but instead test goodwill for impairment at least annually. In addition, SFAS No. 142 requires that we identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS No. 142. SFAS No. 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS No. 142 requires companies to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS No. 142. We do not expect that the adoption of SFAS No. 142 will have a material effect on our consolidated financial statements.

      In June 2001, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards, No. 143, “Accounting for Asset Retirement Obligations,” (“SFAS No. 143”). SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 requires that any legal obligation related to the retirement of long-lived assets be quantified and recorded as a liability with the associated asset retirement cost capitalized on the balance sheet in the period it is incurred when a reasonable estimate of the fair value of the liability can be made.

      In August 2001, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS No. 144”). SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 provides a single, comprehensive accounting model for impairment and disposal of long-lived assets and discontinued operations.

      We expect that SFAS No. 143 and No. 144 will be adopted on their effective dates and that the adoption will not result in any material effects on our financial statements.

BUSINESS

Overview

      We manage and control Weifang Fuhua Amusement Park, a large amusement park located in China’s eastern Shandong Province in the City of Weifang. The amusement park has consistently delivered strong attendance and has been profitable since its commercial opening in April 1994. The park is strategically located in the center of the City of Weifang and is available to the city’s approximately eight million residents and Shandong Province’s approximately 87 million residents.

      Weifang Fuhua Amusement Park is the largest amusement park in Shandong Province based on acreage and number of rides. Convenient transportation via automobile, bus, train and airplane makes the park easily accessible to visitors. The park is approximately 270 miles from Beijing and 400 miles from Shanghai. Annual attendance at the park has grown from 998,993 in 1996 to 1,169,000 in 2000.

      We benefit from the substantial experience of our senior executives in the amusement and theme park industry. Our President, Chief Executive Officer and Chairman of the Board, Michael B. Demetrios, has had over 30 years of experience in the amusement and theme park industry, notably as President of Marine World Africa USA and Vice President and General Manager of Sea World in Florida. Mr. Demetrios has an undergraduate degree and a master’s degree in Business Administration from Harvard University. Our partner in the amusement park, Weifang Neo-Luck (Group) Corporation, is a Chinese corporation that has diverse business interests, including ownership of the five-star Fuhua Hotel and two other hotels located in the vicinity of Weifang Fuhua Amusement Park.

      Our strategy is to combine our understanding of the interests of Chinese consumers with our Western amusement and theme park management experience to transform Weifang Fuhua Amusement Park into a highly profitable theme park that has one or more themes unifying its rides and other attractions. We plan to seek to increase attendance, per capita spending and revenues by:

•	Building an indoor water park at Weifang Fuhua Amusement Park, which we believe will help to decrease the current seasonal fluctuations in attendance at the park;

•	Building new rides and other attractions at the park and, in the process, expanding the total size of the park by utilizing 25 acres of adjacent land, which will result in a 100% increase in the size of the park;

•	Enhancing the park’s dining facilities;

•	Enhancing the park’s merchandising outlets, games and product offerings; and

•	Expanding the park’s marketing campaign.

      Weifang Fuhua Amusement Park began commercial operations in April 1994. We believe that Weifang Fuhua Amusement Park provides its visitors with a high-quality and affordable family-oriented entertainment experience that will be further strengthened by our planned improvements. Weifang Fuhua Amusement Park’s design is intended to provide a full day of family entertainment and is divided into separate entertainment areas. Upon entering the park, visitors walk along a quaint street which resembles small-town America during the early part of the twentieth century. At the end of the street, a French castle reminiscent of the flagship castle at Disneyland rises high atop an island in the middle of a lake. The park has a wide range of rides, including amusements designed for children, a high-tech simulator ride, a double looping roller coaster, a “big wheel” and a water flume ride. The park also has an outdoor theater. The water park attractions, which visitors have been able to enjoy since 1995, are being completely renovated, and the water park is being turned into a large indoor water park.

      We own an 85% interest in the park, and our partner, Weifang Neo-Luck (Group) Corporation, holds the remaining 15% interest. We hold our interest through Weifang Fuhua Amusement Park Co., Ltd., which is a Chinese joint venture company organized in 1991. We do not currently have any other business operations.

Operating Performance

      The following table describes Weifang Fuhua Amusement Park’s operating performance by category for the years ended December 31, 1998, 1999 and 2000, respectively, and for the nine months ended September 30, 2000 and 2001, respectively.

							Nine Months Ended		Nine Months Ended
	1998		1999		2000		September 30, 2000		September 30, 2001

	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues
	and	per	and	per	and	per	and	per	and	per
	Attendance	Visitor	Attendance	Visitor	Attendance	Visitor	Attendance	Visitor	Attendance	Visitor

Attendance:	1,071,186		1,158,907		1,169,149		920,701		924,059

Revenues:
Admissions	$9,061,458	$8.41	$6,887,724	$5.94	$6,847,097	$6.35	$5,568,500	$6.05	$5,428,303	$5.87
Games	647,923	0.60	667,404	0.58	576,414	0.53	331,039	0.36	457,318	0.49
Merchandise	141,174	0.13	114,149	0.10	87,402	0.08	67,831	0.07	72,361	0.08
Seafood restaurant	546,614	0.51	427,470	0.37	774,396	0.72	594,648	0.65	585,802	0.64
Other food inside park	135,463	0.13	130,276	0.11	104,843	0.10	67,786	0.07	17,482	0.02
Health center	197,529	0.18	103,218	0.09	119,368	0.11	81,076	0.09	145,411	0.16
Others	25,102	0.02	46,469	0.04	37,553	0.03	26,928	0.03	12,018	0.01

Total	$10,755,186	$9.98	$8,376,710	$7.23	$8,547,073	$7.31	$6,737,809	$7.32	$6,718,695	$7.27

Attractions and Ticket Prices

      Weifang Fuhua Amusement Park has a total of 19 rides, most of which were imported from Japanese and United States manufacturers. Of these 19 rides, eight were installed by 1994, five were acquired in 1995, three in 1996 and three in 1997. The park has a wide range of rides and attractions. There are several thrill rides, including the longest double-looping roller coaster in China, a water flume ride, a big wheel that is similar to a ferris wheel but is in constant motion, a balloon drop that simulates the experience of being in a hot air balloon and a small roller coaster known in the industry as a “Mighty Mouse,” as well as more gentle rides and attractions including a train ride around the park, several children’s rides, a children’s interactive play area, a castle for wedding receptions, an outdoor performing theater and a simulator show.

      Weifang Fuhua Amusement Park’s outdoor theater offers entertainment at various times throughout the day and evening and special concerts during the peak seasons. In the evenings, the park puts on shows such as singing contests and fashion modeling competitions at a typical charge of approximately $1.20 per ticket. For special shows, the theater charges approximately $1.80 per ticket.

      For the rides, three types of multiple ride tickets are available: tickets for three park rides, at a cost of approximately $3.60; tickets for eight park rides, at a cost of approximately $6.00; and tickets for 13 park rides, at a cost of approximately $9.70. Additional individual ride tickets are available inside the park and are priced between approximately $0.60 and $1.80. Weifang Fuhua Amusement Park offers group discounts of between 10% and 30% on a single multiple ride ticket. Revenues from admissions and ride charges amounted to $9.1 million, $6.9 million, $6.8 million and $5.4 million in 1998, 1999 and 2000 and the nine months ended September 30, 2001, respectively, accounting for 84.3%, 82.2%, 80.1% and 80.8% of total revenues in the respective periods.

Restaurants and Retail Sales

      Visitors to Weifang Fuhua Amusement Park can choose from four restaurants serving a wide variety of cuisine. Fuhua Seafood Paradise and Forest Dining Hall are two full-service restaurants that serve Cantonese and Mandarin cuisine. Fuhua Canteen, another full-service restaurant, is also open to non-patrons of the park. Weifang Fuhua Amusement Park’s four fast food restaurants serve popular Chinese and American cuisine including dumplings, noodles, pizza and other Western fast food.

      In addition, Weifang Fuhua Amusement Park has six retail and souvenir stores. Among the Park’s retail outlets is a full-service Kodak photographic store which sells film and cameras, develops film and rents video cameras. Revenues from food and retail sales were approximately $1.7 million, approximately $1.5 million, approximately $1.7 million and $1.3 million in 1998, 1999 and 2000 and the nine months ended September 30, 2001, respectively.

      By enhancing the park’s dining facilities and merchandise outlets, we hope to increase revenues generated after people enter the park that are not based upon ride admissions. Although such non-ride based revenues have risen from 16% of total revenues in 1998 to 20% in 2000, they are considerably below Western standards. A well-run park in the United States generates at least 50% of its revenues after people enter the park from non-ride based activities, and the percentage is considerably more than that for a “destination park” such as Disney World in Florida.

New Indoor Water Park

      In 2001 we began constructing an indoor water park to replace the existing outdoor water park. The purpose of creating an indoor leisure park in a highly urban setting is to provide a year-round opportunity for guests to relax and enjoy themselves in a lush natural setting with many water features in a striking glass structure. We expect that it will be the largest indoor water park in China as of its completion date. It will cost at least $6.5 million and is in construction, with an estimated completion date in the first six months of 2002. The indoor water park has been designed to feature sandy beaches, wave pools, water slides, swimming pools, lush landscaping, fountains, a sauna, a gym, water play areas, restaurants, eating areas, changing areas and other amenities. The indoor water park is being financed by the sale of memberships and amusement park generated cash flow, although the proceeds of this offering may need to be applied toward the construction cost of the park if the preceding sources of funds are insufficient.

      As of September 30, 2001, we had raised approximately $861,000 through the sale of 241 memberships. There are five types of memberships ranging from an annual membership with limited membership benefits, to a lifetime membership with full benefits. The five memberships are the lifetime VIP Membership, the lifetime Golden Membership, the lifetime Silver Golden Membership, the three-year Silver Membership and the Annual Membership, which cost approximately $8,433, $6,024, $3,614, $602 and $241, respectively. The five memberships differ in length of membership period and benefits that include free or discounted admission and services at the water park, the amusement park and the Weifang Fuhua Hotel. The services include, among others, access to gyms, sauna and spas, travel arrangements and live entertainment.

Development Strategy

      We believe that there is a significant difference between an amusement park and a theme park, and that a theme park offers a better opportunity for increased revenues and profits. An amusement park consists of various rides and attractions that do not have a unifying theme. By contrast, a theme park has one or more themes that unite its rides and other attractions, thereby creating an attractive atmosphere and ambiance. We believe that the pleasant and enriching atmosphere and ambiance of a theme park may encourage visitors to spend more time at the park and to purchase more food, merchandise and ride tickets. We also believe that the creation and operation of theme parks in China present a very attractive opportunity that has not yet been exploited by any other park owner.

      We intend to develop strong themes at Weifang Fuhua Amusement Park, to add quality rides and attractions and to enhance the overall quality of the park as it begins its transition from an amusement park to a theme park. We also plan to expand the total size of the park by utilizing an adjacent 25-acre plot of land. In addition, we plan to increase marketing efforts to inform residents of Shandong Province of the new features and attractions. We plan to periodically introduce new rides and attractions in an effort to increase per-visitor revenues and return visits. We expect that new rides and attractions may also increase the amount of time each visitor spends at the park, with resulting increases in food, merchandise and game revenues. In addition, we plan to add new landscaping to the park, refurbish restaurants and improve the quality of merchandise in order to maintain the park’s status as Shandong Province’s largest amusement park. We intend to develop an expansion plan that will focus on increasing the quality and excitement of three types of attractions: highly-themed indoor dark rides; a new generation of thrill rides and roller coasters; and live entertainment.

Attendance

      We believe that attendance at Weifang Fuhua Amusement Park will depend primarily upon the introduction of new rides and attractions, as well as local economic conditions, the effectiveness of management and its marketing efforts, the quality of the entertainment experience offered and the degree of competition in the area. We believe a policy of periodically adding new rides and attractions may boost attendance. We also believe that attendance may be further increased as we convert the existing amusement park into a comprehensive theme park.

      Generally, Weifang Fuhua Amusement Park is open daily from 8:30 a.m. to 10:00 p.m. during the summer and from 9:00 a.m. to 5:00 p.m. during the rest of the year. The park experiences highest attendance on weekends and holidays. Although the park is open throughout the year, most of its attractions are open-air, and attendance and revenues are significantly affected by weather, the school calendar and public holidays.

      In 2000, a daily average of 3,203 persons visited Weifang Fuhua Amusement Park, representing 38.6% of the park’s 8,300 person capacity. During the nine months ended September 30, 2001, a daily average of 3,385 persons visited the park, representing 42.3% of the park’s capacity. Weather greatly influences the park’s attendance in the winter. The seasonality of the attendance patterns is evidenced by the fact that only 19.5% of the annual attendance comes to the park in the five months from November to March, while 80.5% comes in the seven months from April to October. We expect that the new year-round indoor water park may have a positive effect on seasonality.

      The following table describes monthly amusement park admission revenues, by percentage, during each month of the year during the periods indicated.

				Nine Months
				Ended
	Year Ended December 31,			September 30,

Month	1998	1999	2000	2000	2001

January	1.4%	1.8%	1.4%	1.7%	2.1%
February	4.0	4.1	4.0	4.9	4.5
March	6.1	6.0	6.2	7.7	5.2
April	11.5	11.8	11.7	14.5	15.5
May	11.8	12.8	12.8	15.9	19.5
June	9.7	10.3	10.1	12.5	14.0
July	12.4	11.9	12.3	15.0	13.2
August	12.1	12.4	12.9	15.8	13.9
September	12.7	11.0	9.7	12.0	12.1
October	12.8	12.2	11.8
November	4.4	4.2	5.2
December	1.1	1.5	1.9

	100.0%	100.0%	100.0%	100.0%	100.0%

      We estimate that Weifang’s average family (father, mother, child and often grandparents) visits the park once or twice each year. Other cities in Shandong Province contribute greatly to Weifang Fuhua Amusement Park’s overall attendance, and we believe the park’s marketing efforts throughout Shandong Province will continue to attract a high percentage of visitors from outside the City of Weifang, especially as new highways continue to be built.

      Historically, approximately 40% of the park’s visitors have come from the City of Weifang, with most of the remaining visitors coming from the entire province of Shandong. Approximately 11% of the park’s visitors come from the city of Qingdao which is approximately two and a half hours away and approximately 10% of the park visitors come from each of the cities of Zibo and Jinan.

Advertising, Marketing and Promotion

      We market and promote Weifang Fuhua Amusement Park on a local, regional and national basis via television and newspaper advertising, strategic partnerships with various travel agencies, sponsorship arrangements and special promotional events. To promote Weifang Fuhua Amusement Park, we have launched an aggressive marketing campaign involving advertising on radio and television stations in all major metropolitan centers in Shandong and distributing flyers and other printed commercial materials in various Shandong cities. In 1999 and 2000, Weifang Fuhua Amusement Park spent approximately $212,000 and $385,000, respectively, on advertising. Based on expenditures to date and on our 2001 budget, we expect to spend approximately $445,000 on advertising in 2001. In addition, we periodically authorize the country’s nationwide television network, China Central Television, Shandong Provincial TV Station and neighboring cities’ television stations to shoot films and special programs inside Weifang Fuhua Amusement Park. We intend to continue to host movie, television and music stars in order to increase attendance and promote visitor spending in the park. Having been selected as one of the Five Wonders of Shandong Province, Weifang Fuhua Amusement Park receives significant support from the Shandong provincial and Weifang city governments and tourism bureaus.

      The park’s Sales and Marketing Department as of September 30, 2001 consisted of 58 people, including 17 sales managers, 31 sales representatives and 10 other employees. In part due to our successful marketing, Weifang Fuhua Amusement Park has experienced growth in attendance in every year since opening. The sales force has established partnerships with a number of travel agencies, including Shandong International Tourist Group, one of the largest tourist companies in China, Qingdao Chunqiu Travel Agency and Shunzheng Travel Agency, which have more than 30 buses serving hundreds of tourists daily. For the year ended December 31, 2000, approximately 25% of the park’s visitors made arrangements to visit the park through our sales offices and independent travel agencies. Also important to promoting sales, Weifang Fuhua Amusement Park has benefited, and is expected to continue to benefit, from improvements to the well-developed transportation infrastructure in Shandong Province.

      Weifang Fuhua Amusement Park currently has five sales offices outside Weifang, which are located in Qingdao, Jinan, Zibo, Dongying and Yantai. In addition to selling tickets directly, these sales offices work with local tour operators to develop tour packages to Weifang Fuhua Amusement Park and promote the park via local advertising. Most of the cities in which we have sales offices are connected to the park via recently completed highways. Weifang Neo-Luck (Group) Corporation also owns a major local bus company that operates between Weifang and Qingdao, Dongying, Sheba and Rizhao, and arranges excursions to the park.

      The following table sets forth information as of September 30, 2001 about the park’s sales offices that are located outside Weifang.

	Estimated
	Population	Sales
City	(millions)	Representatives

Jinan	5.0	3
Qingdao	7.0	3
Zibo	3.9	2
Dongying	1.6	2
Yantai	6.3	3

      In order to further promote retail sales growth, we have formed informal sponsorship relationships with the China operations of Eastman Kodak Co. and The Coca-Cola Company. We operate a Kodak sales facility on the park’s grounds and engage in joint promotional campaigns with Kodak. In addition, Kodak provides film and developing equipment to the park at a substantial discount. We receive free equipment from Coca-Cola and hold joint promotional events. Sponsorships are not yet an integral part of the marketing and promotional efforts by Chinese amusement parks. We believe that these kinds of sponsorships have much potential, and that we can merge our Western-based knowledge in this area with our Chinese-based marketing experience. These opportunities may be enhanced if we are able to acquire and operate additional amusement parks.

Management and Employees

      We directly employ only our President and Chief Executive Officer, Michael B. Demetrios, and two other employees. All other employees who are associated with Weifang Fuhua Amusement Park are employed by Weifang Fuhua Amusement Park Co., Ltd.

      Through Weifang Fuhua Amusement Park Co., Ltd, the park employs an average of 320 full-time and temporary workers. During the summer high season, the number of employees typically peaks at approximately 360 people, while during the off season employees generally number slightly over 290. Every new staff member is required to participate in a seven-day training program prior to beginning work. During this training period, new staff members are educated on the history, rules, principals and bylaws of the park. Full-time staff receive a special three-month training program, and there are also training sessions on specific topics, including customer satisfaction, first aid and safety. We believe that relations with the park’s employees are good.

      Management of the park is divided into 14 departments. Each department oversees one aspect of the park’s operations such as merchandising, food and beverage and accounting. A director manages each department and reports to a vice general manager. Four vice general managers supervise three departments each and report to a single general manager. We send new management personnel to overseas parks to give them firsthand knowledge of Western management techniques.

      Each department maintains a high degree of accountability, and staff bonuses are based on both departmental and individual performance. The wages paid at Weifang Fuhua Amusement Park are competitive with the local market, and currently average approximately $2,000 per year for junior employees and approximately $2,500 per year for department directors.

Maintenance and Safety

      Weifang Fuhua Amusement Park’s maintenance personnel inspect all rides before and after each operating day and conduct formal ride inspections six times each season. The maintenance team consists of 30 technicians and employees, each of whom is required to have a minimum of three years of experience in mechanics. Upon being hired, each technician receives training in operational procedures, safety inspection and routine maintenance. Periodically, some maintenance technicians are sent to Japan where they receive advanced training in safety inspection and maintenance from Japanese ride manufacturers. Weifang Fuhua Amusement Park spent approximately $35,000, $398,000 and $87,000 in 1999 and 2000 and the nine months ended September 30, 2001, respectively, on repairs and maintenance. The increase in repairs and maintenance for 2000 was due primarily to our periodic maintenance program which includes landscaping, painting of all the rides and maintenance overhaul.

      There have not been any major accidents at Weifang Fuhua Amusement Park since it opened in 1994. Although the risk of injury cannot be eliminated, management believes it is taking appropriate steps to protect guests and employees at the park.

      Weifang Fuhua Amusement Park maintains insurance of the type and in the amounts that it believes are commercially reasonable and available to businesses in its industry, including a liability policy that covers losses of up to approximately $9.1 million and fire and extended policies which also cover the park for malicious damage. We believe that these levels of insurance are above average in the Chinese amusement park industry. However, we can give no assurance that our insurance will be adequate to cover all losses.

Competition

      Rising living standards in China have led to a greater demand for recreation and entertainment. According to our research, the amusement park industry in China is highly fragmented, and there is no nationwide amusement park operator. All parks similar in size to Weifang Fuhua Amusement Park are managed by different operators. Within a park’s regional market area, the principal factors affecting competition include location, price, uniqueness and perceived quality of rides and attractions, and the quality of entertainment and food the parks offer. We believe that a sufficient variety of rides, attractions, restaurants, merchandise outlets and family orientation will enable a park to compete effectively. We also believe that an amusement park is likely to succeed only if it can develop into a high-quality Western-style regional destination theme park. Because most of China’s amusement parks offer a very rudimentary amusement experience, we believe that Weifang Fuhua Amusement Park is, and other parks that we may develop may be, positioned to build market share and become major entertainment and leisure destinations in China and elsewhere.

      Weifang Fuhua Amusement Park is located in the City of Weifang in Shandong Province. Shandong Province has a population of approximately 87 million. In 2000, Shandong Province had the third-largest economy among Chinese provinces. The City of Weifang is located in the southeast of Shandong Province within a 2 1/2 hour drive of some of the largest cities in the province including: Jinan, Zibo, Dongying, Qingdao and Lingyi. Weifang is also an important railway center, accommodating 3.5 million travelers per year. The majority of Weifang’s suburban population live less than half an hour from the city center. In 2000, an estimated 5,380,000 tourists visited Weifang.

      Weifang is home to a number of large companies as well as five colleges and universities. Companies include Haiyang Chemical Group, Asia’s largest salt-alkali facility with over 100,000 employees, and Weifang Huaguang Technology, a Shanghai-listed electronics manufacturer with over 20,000 employees. The city is home to several universities including Bohai University, which has a student population of 10,000 and is located approximately one mile east of Weifang Fuhua Amusement Park. Across the street from the park, the Weifang government is constructing a large cultural museum, one of the largest in Shandong. The museum is expected to draw many tourists from around Shandong Province and will enhance Weifang’s status as a destination city. Weifang City Hall and the entire city government relocated directly south of Weifang Fuhua Amusement Park in the summer of 1998. In addition, Weifang is known in China for its annual International Kite Festival which is held in April and attracts many visitors from China and other countries.

      Weifang Fuhua Amusement Park currently faces competition from two amusement parks in Shandong, both of which are located in Qingdao. Qingdao Ocean Entertainment World was built in 1996 and features a swimming pool, some waterslides and smaller rides, almost all of which are domestically made. The park is less than one-third the size of Weifang Fuhua Amusement Park. Our second competitor is Grandlink World, which opened in July 1998. The park has a well-themed selection of children’s rides and has a go-cart track, roller coaster, swinging pirate ship and flying carousel. It has suffered from being undercapitalized and has not been completed.

      Although we believe that Weifang Fuhua Amusement Park offers attractions that are superior to our competitor’s attractions, there is no assurance that consumers will not prefer our competitors. Our business would be negatively affected as a result.

Government Regulation of Amusement and Theme Parks

      The entertainment industry is part of the services industry in China. Operations at amusement and theme parks in China are subject to state and local governmental regulations including foreign investment limitations and safety, tourism, labor, health and other relevant regulations applicable to amusement and theme park operations. The Ministry of Foreign Trade and Economic Cooperation enacts the policy and regulations regarding foreign investment limitations in the entertainment industry. The other relevant regulations are issued or implemented by the Technological Supervision Bureau, the Ministry of Construction, the Ministry of Public Security Affairs, the Ministry of Labor, the State Tourism Administration and the State Administration of Industry and Commerce.

      Under the Guideline List of Industry as to Foreign Investment, amended in late 1997 by the State Planning Commission, the State Economic and Trade Commission and the Ministry of Foreign Trade and Economic Cooperation, an amusement or theme park or other entertainment industry enterprise cannot be entirely foreign-owned. As a result of China’s anticipated entry into the World Trade Organization, however, it is possible that this restriction on foreign investment may be eliminated in the future. Although the form of Sino-foreign joint venture in which Weifang Fuhua Amusement Park is operated is acceptable, the joint venture company’s term is limited to thirty years pursuant to its registration certificate.

      The Technological Supervision Bureau is a government agency under the jurisdiction of the State Council. The Technological Supervision Bureau plays the leading role in the supervision of the facilities and management of amusement and theme parks. The Technological Supervision Bureau is responsible for, among other things:

•	Formulating and implementing the policies, rules and regulations regarding metrology standards and quality control;

•	Carrying out quality and safety supervision and inspection in industrial sectors and market places;

•	Organizing the investigation of major accidents caused by the quality of products;

•	Issuing licenses to industry for production of goods;

•	Developing, approving, issuing and revising national standards;

•	Coordinating programs for developing national and sector standards and local standards;

•	Supervising the implementation of standards; and

•	Enforcing applicable laws and regulations pertaining to amusement and theme parks.

      The Technological Supervision Bureau has promulgated various rules and regulations that are intended to regulate entertainment parks, such as the Rule on Safety Supervision on Game Machines and Recreational Facilities issued in 1994, and the Safety and Service Requirement in Places of Entertainment issued in 1997 regarding the safety requirements relating to the design, production, sales, purchase, installation, inspection, operation and management of entertainment parks and facilities.

      According to these rules, amusement and theme parks are required to establish a safety management system and first aid measures. The safety management system includes but is not limited to formulating operational rules and employees’ ethics and periodically inspecting and maintaining equipment and facilities. The first aid measures include providing rescue personnel for water recreational facilities and maintaining records of accidents. All local governments also are responsible for stringently enforcing these rules. If the operators of amusement parks fail to implement the safety requirements set forth in the rules, they will be penalized under the rules. If an accident occurs in an amusement or theme park, unless the operator can provide sufficient evidence that demonstrates its lack of responsibility for the accident, it will be wholly or partially liable for all the losses and damages caused by the accident.

Weifang Fuhua Amusement Park Co., Ltd.

      Weifang Fuhua Amusement Park Co., Ltd., which was established in 1991 and in which we hold an 85% interest, is the owner of Weifang Fuhua Amusement Park. Weifang Fuhua Amusement Park Co., Ltd. is a “Sino-foreign equity joint venture” formed under Chinese law. By United States legal standards, the joint venture more closely resembles a corporation than a joint venture and therefore is referred to in this prospectus as a joint venture company.

      The remaining 15% interest in Weifang Fuhua Amusement Park Co., Ltd. is owned by Weifang Neo-Luck (Group) Corporation, which is a Chinese corporation owned by the Weifang State Asset Administration Bureau. Through a wholly owned California corporation named Weicheng International, Inc., Weifang Neo-Luck (Group) Corporation is also the owner of 70.6% of our common stock.

      Weifang Fuhua Amusement Park Co., Ltd. operates under an agreement between Weifang Neo-Luck (Group) Corporation and us. The agreement continues until 2021. Among other things, our agreement with Weifang Neo-Luck (Group) Corporation provides that we are entitled to appoint a majority of the directors of Weifang Fuhua Amusement Park Co., Ltd., and that our independent directors must approve our selection of these directors.

      Weifang Neo-Luck (Group) Corporation has diverse business interests in foreign trade, tourism, light industry, marble products, plastics and financial services. It owns and manages the five-star Fuhua Hotel and two other hotels located in the vicinity of Weifang Fuhua Amusement Park. Weifang Neo-Luck (Group) Corporation has emerged as a leading company in Shandong Province and is ranked among the largest 1,000 companies in China.

Properties

      Our administrative offices are located in Los Angeles, California. We lease approximately 2,176 square feet of office space pursuant to a month-to-month lease that has monthly rental payments of $4,200.

      Weifang Fuhua Amusement Park Co., Ltd. leases the land on which Weifang Fuhua Amusement Park is located from Weifang Neo-Luck (Group) Corporation. The lease covers 235,680 square meters of land and expires on October 31, 2015. We have an option to extend the lease to 2032 provided that Weifang Fuhua Amusement Park Co., Ltd.’s business license is renewed. Annual lease payments are approximately $604,000. Beginning October 31, 2005, and continuing every fifth-year thereafter for the remainder of the lease term, lease payments will increase by 5%.

Legal Proceedings

      From time to time, we may become involved in litigation relating to claims arising from our business operations. We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Directors and Director Nominees

      The following table sets forth information about our executive officers, directors and director nominees as of November 30, 2001.

Name	Age	Position

Michael B. Demetrios	66	President, Chief Executive Officer and Chairman of the Board of Directors
Duo Wang	42	Chief Financial Officer and Director
Davisson Wu	38	Secretary and Director
Nabil N. El-Hage(1)	43	Director Nominee
Ephraim Feig(1)	53	Director Nominee
Bill Sims(1)	58	Director Nominee
Jun Yin	41	Director

(1)	Messrs. El-Hage, Feig and Sims have indicated their willingness to serve as directors of the company following completion of this offering.

      Michael B. Demetrios has served as our President since February 1998 and as our Chief Executive Officer and Chairman of the Board of Directors since July 1999. Mr. Demetrios has over 30 years of experience in the amusement and theme park industry. From 1974 to 1997, Mr. Demetrios served as President of Marine World Africa USA, a northern California animal-oriented theme park. From 1972 to 1973, Mr. Demetrios served as First Vice President and General Manager of Sea World of Florida.

      Duo Wang has served as a member of our board of directors since August 1999 and as our Chief Financial Officer since November 2001. Mr. Wang has served as Vice President of Business Development of Weifang Neo-Luck (Group) Corporation since October 1999 and served as Manager of the Finance Department of Weifang Neo-Luck (Group) Corporation from January 1999 to September 2000. Mr. Wang has also served as a director of Weifang Fuhua Amusement Park Co., Ltd. since October 1991. Weifang Neo-Luck (Group) Corporation is our partner in Weifang Fuhua Amusement Park and has diverse business interests in foreign trade, tourism, light industry, marble products, plastics and financial services.

      Davisson Wu has served as a member of our board of directors since November 1997 and as our Secretary since November 2000. Mr. Wu has served as President of Shandong Jimswood Industrial Co., Ltd., a Chinese stone care and polishing products company since August 1994. Mr. Wu served as President of Jimswood Investment and Development Corporation, which held 29.4% of our stock, from July 1995 to its dissolution in June 2001.

      Nabil N. El-Hage has indicated his willingness to serve as a member of our board of directors following completion of this offering. Mr. El-Hage has served as President and Chief Executive Officer and as a director of Jeepers!, Inc., an operator of indoor family amusement centers, since January 1995. Mr. El-Hage has served as a director of WorldQuest, an internet telephony company, since December 1999. Mr. El-Hage served as a faculty member of the Finance Department at the Harvard Business School from July 1984 to July 1985.

      Ephraim Feig has indicated his willingness to serve as a member of our board of directors following completion of this offering. Mr. Feig has served as Chief Marketing and Technology Officer of Kintera, Inc., a software company, since June 2000. Mr. Feig served as Program Director of Emerging Technologies at the IBM Research Division from September 1999 to June 2000. Mr. Feig also served as Program Director of Media Platforms at the IBM Internet Division from January 1993 to August 1999.

      Bill Sims has indicated his willingness to serve as a member of our board of directors following completion of this offering. Mr. Sims has been the majority owner of a “Ripleys Believe It or Not” Museum franchise in Maryland since January 2001. Mr. Sims has served as Chairman of the International Association of Amusement Parks and Attractions, an industry association with over 6,000 members across 90 countries, since November 2000, and has served as a director since November 1998. Mr. Sims has been a co-owner of Ocean Breeze Park in Virginia Beach, Virginia, since January 2000. Mr. Sims served as Chairman of the Florida Tourism Commission from October 1997 to September 2000. Mr. Sims was a co-owner and served as Chairman and Chief Executive Officer of Silver Springs in Florida, a nature theme park, from March 1991 to November 1999.

      Jun Yin has served as a member of our board of directors since December 1997. Mr. Yin has served as Chairman of Weifang Neo-Luck (Group) Corporation since March 1991 and served as President from March 1991 to May 1999. Mr. Yin has served as a director of Weifang Fuhua Amusement Park Co., Ltd. since August 1991.

      Each of our officers serves at the discretion of the board of directors, subject to the terms of any employment agreement that such officer may have entered into with us. There are no family relationships among any of our directors or executive officers.

Board of Directors

      Our bylaws provide that the incumbent board of directors has authority to determine the size of the board. Our board of directors currently consists of four members. Upon the closing of this offering, the size of the board will be increased to seven members. Directors are elected annually by the stockholders to serve until their successors have been elected.

Board Committees

      Effective upon the closing of this offering, our board of directors will establish a compensation committee and an audit committee. The audit committee will review our internal accounting procedures and consult with and review the services provided by our independent accountants. The compensation committee will review and recommend to the board of directors the compensation and benefits of our officers and directors, including stock-based compensation, and will establish and review general policies relating to the compensation and benefits of our employees. Ephraim Feig, Nabil N. El-Hage and Bill Sims will be the members of our audit committee and our compensation committee. There will be no specified term for committee members.

Compensation Committee Interlocks and Insider Participation

      Our board of directors as a whole has performed the functions that will be delegated to the compensation committee. None of our executive officers has served or currently serves on a board of directors or on a compensation committee of any other entity that has one or more executive officers who serve on our board of directors or on our compensation committee.

Compensation of Directors

      Our directors currently do not receive compensation from us for their service as directors, although they are reimbursed for travel and lodging expenses in connection with attendance at board and committee meetings. Following the completion of this offering, we intend to pay each non-employee director a fee of $1,000 for each board meeting attended by the director and a fee of $500 for each committee meeting attended by the director. Concurrently with the completion of this offering, we intend to grant to each non-employee director an option to purchase 10,000 shares of common stock under our 2001 Stock Incentive Plan at an exercise price that is equal to the initial public offering price. Each option will vest and become exercisable in three equal annual installments beginning on the first anniversary of the grant date. We also intend to establish a policy that each non-employee director will receive an annual grant of an option to purchase at least 3,000 shares of common stock under our 2001 Stock Incentive Plan or under a separate option plan that we may adopt for the benefit of our non-employee directors. Directors who are employees are eligible to receive options under our 2001 Stock Incentive Plan. For additional information about our 2001 Stock Incentive Plan, see “Management — 2001 Stock Incentive Plan.”

Executive Compensation

      The following table sets forth compensation earned by our Chief Executive Officer for services rendered during the year ended December 31, 2000. None of our other executive officers earned a salary and bonus in excess of $100,000 for services rendered during the year ended December 31, 2000.

Summary Compensation Table

Long-Term
Compensation
Awards
Annual
		Compensation(1)		Securities
				Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Options	Compensation

Michael B. Demetrios	2000	$60,000	—	—	—
President, Chief Executive Officer and Chairman of the Board

(1)	In accordance with SEC regulations, this table does not include perquisites and other personal benefits valued at the lesser of $50,000 or 10% of the total salary and bonus reported for the named executive officer.

Option Grants, Aggregate Option Exercises and Fiscal Year-End Option Values

      Prior to our grant in 2001 of an option to Michael B. Demetrios to purchase 140,000 shares of our common stock, we had not granted stock options or stock appreciation rights to any director, officer or other person. As of the date of this prospectus, Mr. Demetrios is the only person who has received a stock option or stock appreciation right, and Mr. Demetrios has not exercised any portion of his option. For information about the terms of Mr. Demetrios’ option, see “Management — Employment Agreements.”

Employment Agreements

      In July 2001, we entered into an employment agreement with Michael B. Demetrios. The agreement provides that Mr. Demetrios will serve as our Chairman of the Board and Chief Executive Officer for an initial term that began on January 1, 2001 and expires on December 31, 2001. We have exercised our option to extend the term of employment until December 31, 2002. Mr. Demetrios receives a salary of $200,000 per year, and he is eligible to receive discretionary bonuses based on our operating results. If our initial public offering is completed by October 31, 2002, Mr. Demetrios is entitled to a bonus in the amount of 1% of the proceeds of the offering, up to a maximum bonus of $150,000. If we terminate Mr. Demetrios’ employment without cause prior to the end of the employment term, he is entitled to an additional month’s salary.

      Under the employment agreement, we granted Mr. Demetrios an option to purchase 140,000 shares of our common stock, which is equal to 5% of our shares that were outstanding on January 1, 2001. The option’s exercise price is equal to the initial public offering price. Fifty percent of the option will vest and become exercisable upon completion of our initial public offering provided that Mr. Demetrios is employed by us on that date, and the remainder of the option will vest and become exercisable on the first anniversary of the initial public offering if Mr. Demetrios is employed by us on that date. The vested portions of the option will remain exercisable until December 31, 2010, subject to earlier termination as provided below.

      If we terminate Mr. Demetrios’ employment for cause prior to the end of the employment term, the vested portion of his option will terminate as of the date that his employment terminates. If Mr. Demetrios voluntarily terminates his employment prior to the end of the employment term, the vested portion of his option will remain exercisable for thirty days after his employment termination. If his employment terminates because of the expiration of the term of employment or because of his death or disability or our termination of his employment without cause, Mr. Demetrios will remain entitled to exercise the vested portion of his option for one year thereafter. Regardless of the reason that the employment of Mr. Demetrios terminates, the option will not be subject to further vesting after the termination date of his employment.

2001 Stock Incentive Plan

      In November 2001, our 2001 Stock Incentive Plan was adopted by our board of directors. The Plan was approved by our stockholders in December 2001. The plan provides for the grant to our officers and other employees of incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code, for the grant to our officers, employees, directors, consultants and advisers of nonstatutory stock options that do not satisfy the requirements of Section 422 and for the grant or sale to our officers, employees, directors, consultants and advisers of shares of our common stock that are subject to restrictions.

      We have reserved a total of 420,000 shares of common stock for issuance under the 2001 Stock Incentive Plan, which amount is subject to the plan’s anti-dilution adjustment provisions in the event of a stock split, reverse stock split, stock dividend, recapitalization or similar transaction. As described under “Management — Employment Agreements,” we have granted a nonstatutory stock option to Mr. Demetrios to purchase 140,000 shares of common stock. As described under “Management — Compensation of Directors,” each of our non-employee directors will receive a nonstatutory stock option to purchase 10,000 shares of common stock concurrently with the completion of this offering.

      The 2001 Stock Incentive Plan is administered by our board of directors, although the board has discretion to appoint a committee to administer the plan. The plan’s administrator is responsible for selecting the officers, employees, directors, consultants and advisers who will receive options and restricted stock. Subject to the requirements imposed by the plan, the administrator is also responsible for determining the terms and conditions of each option award, including the number of shares subject to the option, the exercise price, expiration date and vesting period of the option and whether the option is an incentive stock option or a nonstatutory stock option. Subject to the requirements imposed by the plan, the administrator is responsible for determining the terms and conditions of each restricted stock grant, including the number of shares granted, the purchase price (if any) and the vesting, transfer and other restrictions imposed on the stock.

      Under current law, only officers and other employees are entitled to receive incentive stock options. The exercise price for an incentive stock option may not be less than 100% of the fair market value of the common stock on the date of the grant of the option. With respect to an option holder who owns stock possessing more than 10% of the total voting power of all classes of our stock, the exercise price for an incentive stock option may not be less than 110% of the fair market value of the common stock on the date of the grant of the option. The 2001 Stock Incentive Plan does not specify a minimum exercise price for nonstatutory stock options or restricted stock.

      Unless otherwise determined by the plan’s administrator, options granted under the plan generally are not transferable except by will or the laws of descent and distribution. Except as otherwise provided in the option agreement, an option ceases to be exercisable 90 days after the termination of the option holder’s employment with us.

      The purchase price of common stock acquired under the 2001 Stock Incentive Plan is payable by cash or check. In addition, the plan’s administrator has discretion to accept the following types of payment for the stock:

•	a secured or unsecured promissory note;

•	shares of our common stock already owned by the option or restricted stock holder as long as the surrendered shares have a fair market value that is equal to the acquired stock;

•	surrender of shares of our common stock then issuable upon exercise of the option as long as the fair market value of the surrendered stock is equal to the option exercise price; and

•	a “cashless” option exercise in accordance with applicable regulations of the Securities and Exchange Commission and the Federal Reserve Board.

      Except as otherwise determined by the plan’s administrator, in the event of a “corporate transaction,” all previously unexercised options will terminate immediately prior to the consummation of the corporate transaction and all restricted stock will be forfeited immediately prior to the consummation of the corporate transaction. The plan’s administrator, in its discretion, may permit exercise of any options prior to their termination, even if the options would not otherwise have been exercisable, or provide that outstanding options will be assumed or an equivalent option substituted by a successor corporation. The plan’s administrator, in its discretion, may remove any restrictions as to any restricted stock or provide that all outstanding restricted stock will participate in the corporate transaction with equivalent restricted stock substituted by the successor corporation. In general, a “corporate transaction” means:

•	our liquidation or dissolution;

•	our merger or consolidation with or into another corporation as a result of which we are not the surviving corporation;

•	a sale of all or substantially all of our assets; or

•	a purchase or other acquisition of beneficial ownership of more than 50% of our outstanding capital stock by one person or more than one person acting in concert.

      The board of directors may at any time amend, suspend or terminate the 2001 Stock Incentive Plan. With specified exceptions, no amendment, suspension or termination of the plan may adversely affect outstanding options or the terms that are applicable to outstanding restricted stock. No amendment, suspension or termination of the plan requires stockholder approval unless such approval is required under applicable law or under the rules of the Nasdaq market system. Unless terminated earlier by the board of directors, the plan will terminate automatically in November 2011.

Limitations on Directors’ Liability and Indemnification of Directors and Officers

      Our certificate of incorporation eliminates the personal liability of directors for monetary damages for breach of their duties as directors to the fullest extent permitted under Delaware law. Delaware law provides that this provision does not eliminate the liability of a director for:

•	A breach of his or her duty of loyalty to the corporation or its stockholders;

•	An act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law;

•	An unlawful payment of a dividend or an unlawful stock repurchase or redemption; or

•	A transaction from which the director derived an improper personal benefit.

      Delaware law permits a corporation to indemnify, subject to specified terms and conditions, its directors, officers, employees and other agents against expenses, judgments, fines, settlements and other amounts that they may incur in connection with pending, threatened or completed legal actions or proceedings that are based upon their service as directors, officers, employees or other agents of the corporation or that are based upon their service as directors, officers, employees or other agents of other specified entities. Our bylaws permit us to indemnify our directors, officers, employees and other agents against the expenses, judgments, fines, settlements and other amounts that are described in the preceding sentence. Delaware law also provides that a corporation is entitled to purchase indemnification insurance on behalf of any such director, officer, employee or agent and to enter into indemnification agreements with such persons.

      We have entered into indemnification agreements with our directors and executive officers and intend to enter into indemnification agreements with any new directors and executive officers in the future. The agreements require us, among other things, to indemnify our directors and executive officers against various liabilities that may arise by reason of their status or service as directors and officers (other than liabilities arising from willful misconduct), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ liability insurance if it is available on reasonable terms. We have purchased a policy of insurance that insures our directors and officers against liabilities that they may incur by reason of their status or actions as directors and officers.

      We believe that these indemnification agreements and the provisions of our certificate of incorporation and bylaws described above are necessary in order to attract and retain qualified directors and executive officers. We have been advised that, insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons pursuant to these agreements and provisions, the SEC’s opinion is that such indemnification is against public policy as expressed in the act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with this offering, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

      The limitations on liability and indemnification provisions in our certificate of incorporation and bylaws and our indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder’s investment in us may be adversely affected to the extent that we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions. At present, there is no pending lawsuit or other proceeding involving any of our directors or officers in which indemnification from us is sought, nor are we aware of any threatened lawsuit or proceeding that may result in claims for indemnification.

RELATED PARTY TRANSACTIONS

      Intra-Asia Entertainment Corporation and Weifang Fuhua Amusement Park Co., Ltd. have engaged in various transactions with Weifang Neo-Luck (Group) Corporation and its subsidiaries. Weifang Neo-Luck (Group) Corporation owns approximately 70.6% of our outstanding common stock as of the date of this prospectus through its California subsidiary, Weicheng International, Inc.

      Pursuant to a tax-sharing agreement by which Weifang Fuhua Amusement Park Co., Ltd. remits its tax payments directly to Weifang Neo-Luck (Group) Corporation, Weifang Fuhua Amusement Park Co., Ltd. paid income taxes of $801,583, $568,454 and $616,355 to Weifang Neo-Luck (Group) Corporation in fiscal 1998, 1999 and 2000, respectively, and $478,527 during the nine months ended September 30, 2001. Weifang Fuhua Amusement Park Co., Ltd. paid employee fringe benefits of approximately $141,274, $158,830 and $198,196 to Weifang Neo-Luck (Group) Corporation in fiscal 1998, 1999 and 2000, respectively, and $96,315 during the nine months ended September 30, 2001.

      In accordance with the terms of its lease of the land on which the amusement park is located, Weifang Fuhua Amusement Park Co., Ltd. paid rent to Weifang Neo-Luck (Group) Corporation in the amount of approximately $604,000 per year during 1998, 1999 and 2000 and approximately $450,000 for the nine months ended September 30, 2001. Fuhua Hotel, which is a subsidiary of Weifang Neo-Luck (Group) Corporation, provided Weifang Fuhua Amusement Park Co., Ltd. with heat and air conditioning service in exchange for a fee of approximately $142,228, $156,480 and $136,324 in 1998, 1999 and 2000, respectively, and approximately $104,250 for the nine months ended September 30, 2001.

      A summary of amounts due to Weifang Fuhua Amusement Park Co., Ltd. from related parties is as follows:

	December 31,
			September 30,
	1999	2000	2001

Fuhua Hotel Co.(1)	$1,951,284	$—	$—
Weifang Neo-Luck (Group) Corporation(2)	2,442,466	2,028,075	$1,657,710
Jimswood Investment and Development Corporation(3)	93,612	93,625	93,639
Other amounts due from related parties	22,195	35,962	207

	4,509,557	2,157,662	1,751,557
Current portion	(2,365,675)	(2,121,700)	(1,751,557)

Long-term amount due from related parties	$2,143,882	$35,962	$—

(1)	In 1999, Weifang Fuhua Amusement Park Co., Ltd. purchased and imported equipment on behalf of an affiliate, Fuhua Hotel Co. Weifang Fuhua Amusement Park Co., Ltd. did not earn any income, interest or fees from the transaction.

(2)	In 1998, Weifang Fuhua Amusement Park Co., Ltd. paid land relocation fees to the local government on behalf of Weifang Neo-Luck (Group) Corporation. Weifang Neo-Luck (Group) Corporation repaid approximately $223,317 in 1999, $414,391 in 2000 and $370,365 during the nine months ended September 30, 2001.

(3)	Prior to its dissolution in 2001 and distribution of our common stock to its shareholders in connection with the dissolution, Jimswood Investment and Development Corporation, a California corporation, owned approximately 29.4% of our outstanding common stock. Stanley Wu, who was the principal shareholder of Jimswood Investment and Development Corporation, has assumed the liability of Jimswood Investment and Development Corporation to repay the outstanding principal balance of our loan in June 2002. The loan does not accrue interest.

      Weicheng International, Inc. advanced $1,499,954, $708,666 and $410,491 to us during 1998, 1999 and 2000, respectively, and $149,045 to us during the nine months ended September 30, 2001. During 1998 and 1999, respectively, we used $1,385,106 and $450,000 of dividends received from Weifang Fuhua Amusement Park Co., Ltd. to repay a portion of the loan from Weicheng International, Inc.

      Prior to September 5, 2000, the loans from Weicheng International, Inc. did not bear any interest and were due on demand. On September 5, 2000, we entered into a loan agreement with Weicheng International, Inc. which specifies that Weicheng International, Inc. will provide us with a loan of up to $2,000,000 and advance the proceeds upon our request. The outstanding principal balance of the loan bears interest at the rate of 6% per annum, and the total outstanding balance will mature on September 5, 2003. Interest on the loan accrues from September 1, 2000. As of December 31, 1999 and 2000, the loan payable to Weicheng International, Inc. was $399,514 and $800,205, respectively, including accrued interest of $16,200 as of December 31, 2000. As of September 30, 2001, the loan payable was $1,017,863 including accrued interest of $58,813.

      The repayment of the principal and interest on our loans from the Agricultural Bank of China and the Communication Bank of China has been guaranteed by Weifang Neo-Luck (Group) Corporation or one of its subsidiaries or other affiliates.

      We were incorporated in Delaware on July 18, 1997. As of December 30, 1997, our founders, Weicheng International, Inc. and Jimswood Investment and Development Corporation, each conveyed to us its ownership interest in Weifang Fuhua Amusement Park Co., Ltd. In exchange for its conveyance of a 60% ownership interest in Weifang Fuhua Amusement Park Co., Ltd., we issued 1,976,520 shares of common stock to Weicheng International, Inc., and in exchange for its conveyance of a 25% ownership interest in Weifang Fuhua Amusement Park Co., Ltd., we issued 823,480 shares of common stock to Jimswood Investment and Development Corporation. As of the date of the conveyance to us of these interests in Weifang Fuhua Amusement Park Co., Ltd., Weicheng International, Inc. had contributed approximately $12.4 million to Weifang Fuhua Amusement Park Co., Ltd., and Jimswood Investment and Development Corporation had contributed approximately $5.2 million to Weifang Fuhua Amusement Park Co., Ltd.

      Following the completion of this offering, we anticipate that we will continue to engage in various transactions with Weifang Neo-Luck (Group) Corporation and its subsidiaries and other affiliates. To ensure that such transactions are fair and reasonable to us and are on terms that are no less favorable to us than those that could be obtained from an unaffiliated third party, we have adopted a policy that prohibits engaging in any such new transaction after the completion of this offering, or signing or amending any agreement with Weifang Neo-Luck (Group) Corporation or any of its subsidiaries or other affiliates after the completion of this offering, without the approval of a majority of our directors who are “independent directors” as defined by the listing standards of the National Association of Securities Dealers, Inc.

      From December 1997 until the dissolution of Jimswood Investment and Development Corporation in 2001, Weicheng International, Inc. and Jimswood Investment and Development Corporation were our only stockholders. In connection with its dissolution, Jimswood Investment and Development Corporation distributed to its 40 shareholders on a pro rata basis our common stock which Jimswood Investment and Development Corporation had acquired in December 1997. Mr. Wu beneficially owned 59.4% of the outstanding capital stock of Jimswood Investment and Development Corporation as of the date that it distributed our common stock to its shareholders in connection with its dissolution. As a result of the dissolution of Jimswood Investment and Development Corporation, Mr. Wu became the beneficial owner of approximately 17.6% of our outstanding common stock.

      Pursuant to our 2001 Stock Incentive Plan, we have granted an option to purchase our common stock to our President and Chief Executive Officer, Michael B. Demetrios, and we intend to grant stock options to our non-employee directors and, possibly, to members of our management. See “Management — 2001 Stock Incentive Plan” for additional information about our 2001 Stock Incentive Plan.

      We have entered into indemnification agreements with our directors and executive officers. See “Management — Limitations on Directors’ Liability and Indemnification of Directors and Officers.”

PRINCIPAL STOCKHOLDERS

      The following table sets forth information with respect to the beneficial ownership of our common stock as of November 30, 2001 and after giving effect to our sale of 1,400,000 shares of common stock in this offering by:

•	each person known by us to be the beneficial owner of more than five percent of our common stock;

•	each of our directors and director nominees;

•	each of our executive officers who is named above in the Summary Compensation Table; and

•	all of our directors, director nominees and executive officers as a group.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, we have been advised by the persons named in the table that they have sole voting and investment power with respect to their shares, subject to community property laws where applicable and subject to the lock-up agreements described under “Underwriting.” In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or that will become exercisable within 60 days after November 30, 2001 are deemed to be outstanding for that person but are not deemed to be outstanding for purposes of computing the percentage of shares owned by any other person.

      In providing the information in the following table, we have assumed that:

•	none of our directors, director nominees, officers or existing stockholders will purchase any of our shares of common stock in this offering or exercise any outstanding stock options; and

•	the underwriters will not exercise their over-allotment option, and the representative of the underwriters will not exercise the warrants to be granted to it upon completion of this offering.

		Percentage of
		Shares Beneficially Owned
	Number of Shares
Name of Beneficial Owner	Beneficially Owned	Before Offering	After Offering

Weicheng International, Inc.(1)	1,976,520	70.6%	47.1%
Weifang Neo-Luck (Group) Corporation(2)	1,976,520	70.6	47.1
Stanley Wu(3)	494,093	17.6	11.8
Michael B. Demetrios(4)	70,000	2.4	1.6
Nabil N. El-Hage(5)	—	—	—
Ephraim Feig(5)	—	—	—
Bill Sims(5)	—	—	—
Duo Wang	—	—	—
Davisson Wu(6)	79,576	2.8	1.9
Jun Yin	—	—	—
All directors, director nominees and executive officers as a group(7 persons)	149,576	5.2	3.5

(1)	The address of Weicheng International, Inc. is 725 South Figueroa Street, Suite 1650, Los Angeles, California 90017.

(2)	The address of Weifang Neo-Luck (Group) Corporation is Dong Feng Dong Street, No. 189, Weifang City, Shandong Province, P.R.C 261031. Weifang Neo-Luck (Group) Corporation is the sole stockholder of Weicheng International, Inc., which is the record owner of 1,976,520 shares of our common stock.

(3)	The address of Mr. Wu is 184 Trish Court, Anaheim Hills, California 92808. Information presented for Mr. Wu includes 327,964 shares of common stock that are owned of record by his family members

(including Davisson Wu, who is one of our directors) and with respect to which Mr. Wu has voting and investment power.

(4)	Consists of options to purchase 70,000 shares of our common stock that will be exercisable upon completion of this offering.

(5)	Director nominee. For information concerning options that we plan to grant to our outside directors following completion of this offering, see “Management — Compensation of Directors.”

(6)	Information presented for Mr. Davisson Wu includes 79,576 shares as to which Mr. Wu is the record owner but with respect to which Mr. Stanley Wu has voting and investment power.

CHANGE IN ACCOUNTANTS

      In November 2000, we elected not to renew our agreement with KPMG LLP as our independent accountants, and on or about December 11, 2000, we engaged BDO International as our new independent accountants. Both of these decisions were approved by our board of directors.

      KPMG LLP audited our financial statements for the years ended December 31, 1996, 1997 and 1998. The reports of KPMG LLP on our financial statements contained no adverse opinion, or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During our two most recent fiscal years and through the date that we elected not to renew our agreement with KPMG LLP, (i) there were no disagreements between us and KPMG LLP on any matters regarding accounting principles or practices, financial statement disclosure or audit scope or procedure, which disagreements if not resolved to the satisfaction of KPMG LLP would have caused it to make reference thereto in its reports on our financial statements for such years, and (ii) there were no “reportable events,” as that term is defined in Item 304(a)(1)(v) of the Securities and Exchange Commission’s Regulation S-K.

      During our two most recent fiscal years and through December 11, 2000, neither we nor anyone on our behalf consulted BDO International with respect to: (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered by BDO International on our financial statements; or (iii) any matter that was either the subject of a disagreement between us and KPMG LLP or a reportable event. BDO International audited our financial statements for the years ended December 31, 1999 and 2000 and, in order to provide consistency in the financial statements included in this prospectus, BDO International, at our request, audited our financial statements for the year ended December 31, 1998.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 50,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. As of November 30, 2001, there were 2,800,000 shares of outstanding common stock held of record by 41 stockholders, and there were no outstanding shares of preferred stock. Upon completion of this offering, assuming that the underwriters do not exercise their over-allotment option, 4,200,000 shares of common stock will be outstanding, and no shares of preferred stock will be outstanding.

      The following is a summary of the material terms of our common stock and preferred stock. Please see our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part, for more detailed information.

Common Stock

      The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to any preferences that may be granted to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event that we liquidate or dissolve, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and non-assessable.

Preferred Stock

      Under our certificate of incorporation, the board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, privileges, preferences, powers and designations of the preferred stock, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting any series, without any vote or action of our stockholders. Although we do not currently have any plans to issue preferred stock, our board of directors retains the right to elect to issue preferred stock in the future.

Anti-Takeover Provisions of Our Charter Documents

      The following provisions of our certificate of incorporation and bylaws may have the effect of discouraging, delaying or preventing someone from acquiring us or merging with us, which might cause the market price of our common stock to decline or prevent stockholders from realizing a premium over the market price of their shares:

•	The issuance of preferred stock may have the effect of delaying or preventing a change of control by making it more difficult for a third party to acquire a controlling interest in our outstanding stock;

•	Our board of directors determines the size of our board and may create new directorships and elect new directors, which may enable an incumbent board to maintain control by adding directors;

•	Our board of directors may amend our bylaws without a vote of our stockholders, which may enable our board to change our bylaws to deter a proxy contest in connection with an unsolicited takeover offer; and

•	We require advance notice procedures to be followed with respect to stockholder proposals and the nomination of candidates for election as directors, which may restrict stockholder proposals and director nominations in connection with a takeover offer.

Delaware Anti-Takeover Law

      We are subject to Section 203 of the Delaware General Corporation Law, which is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder unless, with specified exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. A business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of Section 203 may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging transactions that might result in a premium over the market price for the shares of common stock held by stockholders.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Glendale, California 91204. Its telephone number is 818-502-1404.

SHARES ELIGIBLE FOR FUTURE SALE

Status of Shares After the Offering

      Upon completion of this offering, we will have 4,200,000 shares of common stock outstanding, or 4,410,000 shares if the over-allotment option is exercised in full. Of these shares, all of the shares of common stock sold in this offering, plus any shares sold as a result of the underwriters’ exercise of the over-allotment option, will be freely tradable without restriction under the Securities Act of 1933. However, any such shares that are held by our “affiliates” as such term is defined in Rule 144 under the Securities Act will not be freely tradeable but may be publicly sold pursuant to Rule 144 as described below. In general, the term affiliate includes our officers and directors, any stockholder who owns more than 10% of our common stock and any other person or entity that directly or indirectly controls us, is controlled by us or is under common control with us.

      The remaining 2,800,000 shares of our outstanding common stock that are held by existing stockholders are “restricted securities” under the Securities Act and are subject to lock-up agreements. Restricted securities as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered under the Securities Act or sold pursuant to an exemption from registration such as Rule 144, Rule 144(k) or Rule 701 under the Securities Act described below.

Lock-Up Agreements

      All of our executive officers, directors and stockholders have agreed, pursuant to lock-up agreements, that they will not dispose of or hedge any of their shares of our common stock or any securities convertible into or exchangeable for shares of common stock for 12 months following the completion of this offering without the prior written consent of WestPark Capital, Inc. Upon the expiration of this 12-month period (or earlier upon the consent of WestPark Capital, Inc., which it may grant or withhold in its discretion), 2,800,000 shares of our common stock that are currently outstanding will be eligible for resale in accordance with the terms and conditions of Rule 144.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year (including a person who may be deemed our affiliate) is entitled to sell within any three-month period a number of shares of our common stock that does not exceed the greater of the following:

•	one percent of the number of shares of our common stock then outstanding (equal to approximately 42,000 shares upon completion of this offering); or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing with the SEC of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and requirements as to the availability of current public information about us.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the restricted securities proposed to be sold for at least two years is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless subject to the contractual lock-up restrictions described above or otherwise restricted, “Rule 144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

      Under Rule 701 under the Securities Act as currently in effect, persons who purchase shares upon exercise of options granted prior to the effective date of an initial public offering may sell such shares in reliance on Rule 144. Such sales need not comply with the holding period requirements of Rule 144. In the case of non-affiliates, these sales need not comply with the public information, volume limitations or notice provisions of Rule 144.

Stock Options

      We have reserved 420,000 shares of common stock for issuance under our 2001 Stock Incentive Plan. As of the date of this prospectus, the only outstanding option to purchase shares of our common stock is held by our President and Chief Executive Officer, Michael B. Demetrios, and covers 140,000 shares. Concurrently with the completion of this offering, we intend to grant options to purchase a total of 10,000 shares of common stock to each of our three non-employee directors.

      We intend to file, after the closing of this offering, a Form S-8 registration statement under the Securities Act to register all shares of common stock that are issuable under our 2001 Stock Incentive Plan. The registration statement will become effective immediately upon filing, and shares covered by the registration statement will thereupon be eligible for sale in the public market, subject to any lock-up agreements applicable thereto and Rule 144 limitations applicable to affiliates. For additional information about the plan, see “Management — 2001 Stock Incentive Plan.”

Registration Rights

      Upon completion of this offering, we will sell to WestPark Capital, Inc., the representative of the underwriters, warrants to purchase 140,000 shares of our common stock. The representative’s warrants will become exercisable one year after the effective date of this offering at a per share exercise price equal to 120% of the initial public offering price and will expire five years from the effective date of this offering. During the exercise period, holders of the representative’s warrants are entitled to specified rights to require the registration under the Securities Act of 1933 of the shares of common stock that are issuable upon exercise of the warrants. For additional information about the warrants, see “Underwriting.”

Effect of Sales of Shares on the Market Price of Our Common Stock

      Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and adversely affect our ability to raise additional capital in the capital markets at a time and price favorable to us.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES

FOR NON-UNITED STATES HOLDERS

      This section summarizes material United States federal income and estate tax consequences to you if you are a “non-U.S. Holder.” However, the discussion is limited in the following ways:

•	The discussion covers you only if you hold your common stock as a capital asset (generally, property held for investment).

•	The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of common stock, such as the tax consequences to insurance companies, tax-exempt organizations, financial institutions, dealers in securities or currencies, holders whose “functional currency” is not the U.S. dollar, holders of securities held as part of a straddle, hedge or conversion transaction or U.S. expatriates.

      Our discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought any ruling from the IRS or opinion of counsel with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below. We urge you to consult your tax advisor about the U.S. federal income and estate tax consequences of acquiring, holding, and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

      For the purposes of this discussion, you are a “non-U.S. Holder” if you beneficially own common stock and you are not:

•	A citizen or resident of the United States;

•	A corporation (including any entity treated as a corporation for U.S. federal income tax purposes) or partnership other than a partnership treated as foreign under U.S. Treasury regulations (including any entity treated as a partnership for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any of its political subdivisions;

•	An estate, the income of which is subject to U.S. federal income tax, regardless of its source; or

•	A trust, the administration of which is subject to the primary supervision of a United States court and with respect to which one or more U.S. persons have the authority to control all substantial decisions of the trust or, in the case of a trust that was in existence on August 20, 1996, you have elected to continue to be treated as a U.S. person.

Dividends

      We do not anticipate paying cash dividends on our common stock in the foreseeable future. Moreover, Sections 871(i)(2) and 881(d) of the Internal Revenue Code exempt from United States income tax dividends paid to non-U.S. Holders to the extent of a corporation’s foreign source income if at least 80% of its income is derived outside the United States. At the present time, and based on our existing business plan, it is likely that all or substantially all of our income will be derived outside of the United States. The following portion of this section describes the treatment, for U.S. income tax purposes, of dividends if they should become taxable to our non-U.S. Holders.

      If distributions are paid on common stock, such distributions will constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and amounts in excess thereof will be treated as a recovery of capital which will be applied against, and will reduce, your basis in your common stock, and then, to the extent basis is exhausted, will be treated as gain.

      Dividends will generally be subject to U.S. withholding tax at a rate of 30%. You should consult any applicable income tax treaties that may provide for a reduction of, or exemption from, withholding taxes. If the dividend is effectively connected with your conduct of a trade or business in the U.S. or, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by you, the dividend will not be subject to any withholding tax (provided specified certification requirements are met, as described below) but will be subject to U.S. federal income tax imposed on net income on the same basis that applies to a U.S. person generally and, for corporate holders under specified circumstances, the branch profits tax.

      In order to claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the U.S., you must satisfy applicable certification requirements by providing a properly executed IRS Form W-8BEN for treaty benefits or Form W-8ECI for effectively connected income prior to the payment of dividends. However,

•	In the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide required information;

•	In the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a foreign complex trust, foreign simple trust or foreign grantor trust as defined in the U.S. Treasury regulations; and

•	Look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

      Even if you meet one of the above requirements, you will not be entitled to the reduction in, or exemption from, withholding taxes on dividends paid to you under any of the following circumstances:

•	The withholding agent or an intermediary knows or has reason to know that you are not entitled to the reduction in rate or the exemption from withholding tax, with specific rules applying for this test;

•	The IRS notifies the withholding agent that information that you or an intermediary provided concerning your status is false; or

•	An intermediary through which you hold the shares fails to comply with the necessary procedures.

      The rules regarding withholding are complex and vary depending on your individual situation. They are also subject to change, and various transition rules apply for calendar year 2001. We urge you to consult with your tax advisor regarding the specific methods for satisfying these requirements.

Sale of Shares

      You will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized upon the sale or other disposition of common stock unless one of the following is true:

•	The gain is effectively connected with your conduct of a trade or business in the U.S. and, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by you;

•	You are a nonresident alien individual, present in the U.S. for 183 days or more in the taxable year of the disposition and other required conditions are satisfied; or

•	You hold (or have held, during the shorter of the five-year period prior to the sale or the period the non-U.S. holder has held the common stock) more than five percent of our common stock and we are (or have been during such period) a “United States real property holding corporation” for U.S. federal income tax purposes. We do not believe that we are currently a U.S. real property holding corporation or that we will become one in the future.

      Unless an applicable treaty provides otherwise, gain described in the first bullet above will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally and, for corporate holders in specified circumstances, the branch profits tax, but will generally not be subject to withholding. Gains described in the second bullet above will be subject to a flat 30% U.S. federal income tax, which may be offset by U.S. source capital losses. You should consult any applicable income tax treaties that may provide for different results.

Estate Taxes

      Our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

      Under U.S. Treasury regulations, we must report annually to the IRS and to you the amount of dividends paid and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which you reside.

      Backup withholding will generally not apply to payments of dividends made by us or our paying agents to you if you have provided your taxpayer identification number or the required certification that you are not a U.S. person. Information reporting may still apply with respect to the dividends even if the certification is provided. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

      Payments of the proceeds from a disposition effected outside the United States made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or a foreign partnership with specified connections with the United States unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

      Payment of the proceeds from a disposition of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless you certify as to your non-U.S. holder status or otherwise establish an exemption from information reporting and backup withholding.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against your U.S. federal income tax liability if required information is furnished to the IRS. You should consult your own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

UNDERWRITING

      Subject to the terms and conditions that are contained in an underwriting agreement with us, the underwriters named below, for which WestPark Capital, Inc. is acting as representative, have agreed to purchase from us the respective number of shares of common stock set forth opposite each underwriter’s name:

Name of Underwriter	Number of Shares

WestPark Capital, Inc.

Total

      The underwriting agreement provides that the obligations of the several underwriters are subject to approval of specified legal matters by their counsel and other conditions. The nature of the underwriters’ obligations is that they are obligated to purchase and pay for all the shares of common stock offered by this prospectus, if any shares are purchased. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. The underwriters propose initially to offer stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $           per share. After the initial offering of the shares, the offering price and other selling terms may be changed by the representative of the underwriters. The representative has advised us that the underwriters do not expect sales to accounts for which any of the underwriters will exercise discretion as to such sale to exceed 5% of the total number of shares offered hereby.

      We have applied to list our common stock on the Nasdaq National Market under the symbol “CPRK.”

      We have agreed not to purchase any shares of our capital stock or to issue or sell any shares of our capital stock or warrants or options to purchase our common stock (other than options granted under our employee benefit plans) for a period of 12 months following completion of this offering without the prior written consent of WestPark Capital, Inc. Each of our executive officers, directors and other security holders has agreed that he or it will not dispose of or hedge any of his or its common stock or securities convertible into or exchangeable for shares of common stock during the period of 12 months following completion of this offering without the prior written consent of WestPark Capital, Inc. The consent of Westpark Capital, Inc. to these purchases or sales may be withheld or granted in its sole discretion.

      We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to 210,000 additional shares at the initial public offering price, less the underwriting discounts as set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of common stock in this offering. To the extent this option is exercised, each underwriter will become obligated, subject to limited conditions, to purchase approximately the same percentage of additional shares of common stock as the number listed next to the underwriter’s name in the above table bears to the total number of shares of common stock listed next to the names of all underwriters in that table.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

      The expenses of this offering, not including the underwriting discount, are estimated at $          and are payable by us.

      The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of shares in whole or in part.

      Upon completion of this offering, we will sell to the representative for $0.001 per warrant, warrants to purchase 140,000 shares of our common stock. The representative’s warrants will become exercisable one year after the effective date of this offering at a per share exercise price equal to 120% of the initial public offering price and will expire five years from the effective date of this offering. The representative’s warrants and underlying shares of common stock will be restricted from sale, transfer, assignment or hypothecation for a period of one year from the date of this prospectus, except to officers of the representative and to underwriters, selling group members and their officers or partners. During the exercise period, holders of the representative’s warrants are entitled to specified demand and incidental registration rights with respect to the representative’s warrants and shares of common stock issuable upon exercise of the representative’s warrants. The common stock issuable on exercise of the representative’s warrants is subject to adjustment upon the occurrence specified events to prevent dilution.

      At the closing of this offering, we will pay the representative a nonaccountable expense allowance of 3% of the gross proceeds of the offering, of which an aggregate of $70,000 has been paid to date. The nonaccountable expense allowance will include proceeds from the over-allotment option, if exercised. The representative’s expenses in excess of the nonaccountable expense allowance will be borne by the representative.

      We have agreed to retain WestPark Capital, Inc. as a consultant, to continue the development of stockholder and other investors’ interest, for a period of 24 months following this offering at a rate of $3,000 per month. The full amount of the consulting fee is payable in advance concurrently with the closing of this offering. Our principal stockholders and we have granted to WestPark Capital, Inc. a right of first refusal for a period of five years from the date of this prospectus to underwrite or place all future public and private financings (other than bank loans and similar transactions) of such principal stockholders and our securities. We have also agreed for four years from completion of this offering to nominate and use our best efforts to elect to our board of directors the nominee of WestPark Capital, Inc. reasonably acceptable to us. In the event we are unable to obtain directors’ and officers’ liability insurance acceptable to the nominee of WestPark Capital, Inc. to our board, we have granted WestPark Capital, Inc. the right to designate a consultant to our board, which consultant will be given the right to attend all board and board committee meetings and to be compensated at a level at least the same as our outside directors. To date, the representative has not designated any nominee to our board or as a consultant to our board.

      We have agreed to indemnify the underwriters against specified liabilities, including civil liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make regarding these liabilities.

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Neither the underwriters nor we can predict the effect that the transactions described above may have on the price of the common stock. In addition, neither the underwriters nor we represent that the underwriters will engage in such transactions. If commenced, such transactions may be discontinued at any time without notice. It is anticipated that some of the underwriters will make a market in the common stock on completion of this offering. The underwriters are not obligated to make a market in the common stock and if they do so may discontinue making a market at any time. There is no assurance an active trading market will ever develop for the common stock.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering, including the representative. The representative may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations.

      Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between the representative and us. The principal factors to be considered in determining the initial public offering price will include:

•	the information set forth in this prospectus and otherwise available;

•	the history and the prospects for the industry in which we will compete;

•	the ability of our management;

•	our prospects for future earnings;

•	the present state of our development and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded stock of generally comparable companies.

      The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

      The validity of the common stock offered by this prospectus will be passed upon for us by Troy & Gould Professional Corporation, Los Angeles, California. Certain legal matters relating to the validity of the common stock offered by this prospectus will be passed upon for the underwriters by Kirkpatrick and Lockhart LLP, Los Angeles, California.

EXPERTS

      The consolidated financial statements included in this prospectus and in the registration statement, of which this prospectus is part, have been audited by BDO International, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to this offering of common stock. This prospectus is a part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information that you can find in the registration statement and the exhibits and schedules that were filed with the registration statement. For further information with respect to our common stock and us, we refer you to the registration statement and the exhibits and schedules thereto. Statements that are contained in this prospectus about the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document that is filed as an exhibit to the registration statement.

      A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and a copy of all or any part of the registration statement and its exhibits and schedules may be obtained from the SEC upon payment of the prescribed fee. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. The registration statement and the exhibits and schedules to the registration statement are also available through the SEC’s web site at http://www.sec.gov.

      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934. In accordance with the requirements of that act, we will file periodic reports, proxy and information statements and other information with the SEC. These documents will be available for inspection and copying at the public reference room and web site described in the preceding paragraph. Following the completion of this offering, we intend to furnish our stockholders with annual reports containing financial statements audited by an independent certified accounting firm.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Certified Public Accountants	F-2
Consolidated Balance Sheets as of December 31, 1999 and 2000, and as of September 30, 2001 (unaudited)	F-3
Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 1998, 1999 and 2000, and for the nine months ended September 30, 2000 and 2001 (unaudited)	F-4
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 1998, 1999 and 2000, and for the nine months ended September 30, 2001 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1999 and 2000, and for the nine months ended September 30, 2000 and 2001 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

The Board of Directors

Intra-Asia Entertainment Corporation

      We have audited the accompanying consolidated balance sheets of Intra-Asia Entertainment Corporation (the “Company”) as of December 31, 1999 and 2000 and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intra-Asia Entertainment Corporation, as of December 31, 1999 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO INTERNATIONAL
BDO International

Shanghai, PRC

June 29, 2001

INTRA-ASIA ENTERTAINMENT CORPORATION

AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
			September 30,
	1999	2000	2001

			(Unaudited)
ASSETS
Current assets:
Cash	$496,515	$548,626	$971,434
Accounts receivable	35,782	1,860	—
Other receivables	24,869	41,744	53,759
Inventories	112,632	97,376	85,343
Amounts due from related parties (Note 6)	2,365,675	2,121,700	1,751,557
Other assets	—	—	228

Total current assets	3,035,473	2,811,306	2,862,321

Property and equipment, net (Note 3)	31,474,849	31,141,421	32,780,557
Other assets	119,739	29,399	—
Amount due from related party (Note 6)	2,143,882	35,962	—
Deferred offering cost	—	—	315,279

Total assets	$36,773,943	$34,018,088	$35,958,157

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans (Note 4)	$1,088,006	$215,025	$115,056
Long-term bank loans — current portion (Note 5)	1,200,000	800,000	—
Accounts payable	90,667	70,284	213,569
Accrued payroll	144,291	162,208	288,946
Accrued liabilities	533,955	405,409	479,237
Deferred revenue — membership dues	—	—	861,192
Employee bonus and welfare fund	347,495	176,668	95,745
Stockholder’s loan (Note 6)	373,514	—	—

Total current liabilities	3,777,928	1,829,594	2,053,745

Long-term bank loans, less current portion (Note 5)	13,211,464	10,837,412	11,739,099
Stockholder’s loan (Note 6)	—	800,205	1,017,863

Total liabilities	16,989,392	13,467,211	14,810,707

Commitments (Notes 2 and 8)
Minority interest (Note 1)	3,006,568	3,185,109	3,318,243
Stockholders’ equity:
Preferred stock, par value $0.001 per share, 5,000,000 shares authorized and none issued and outstanding
Common stock; par value $0.001 per share, 50,000,000 shares authorized and 2,800,000 shares issued and outstanding	2,800	2,800	2,800
Additional paid-in capital	17,602,200	17,602,200	17,602,200
Retained earnings	3,371,497	3,956,722	4,417,492
Accumulated other comprehensive loss — translation adjustments	(4,198,514)	(4,195,954)	(4,193,285)

Total stockholders’ equity	16,777,983	17,365,768	17,829,207

Total liabilities and stockholders’ equity	$36,773,943	$34,018,088	$35,958,157

See accompanying notes to consolidated financial statements.

INTRA-ASIA ENTERTAINMENT CORPORATION

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME

				Nine Months Ended
	Years Ended December 31,			September 30,

	1998	1999	2000	2000	2001

				(Unaudited)	(Unaudited)
Revenues:
Amusement park admissions	$9,061,458	$6,887,724	$6,847,097	$5,568,500	$5,428,303
Amusement park food, merchandise and other	1,693,728	1,488,986	1,699,976	1,169,309	1,290,392

Total revenues	10,755,186	8,376,710	8,547,073	6,737,809	6,718,695
Operating costs and expenses:
Operating expenses	1,982,823	1,659,440	2,306,748	1,360,723	1,702,214
General and administrative	2,082,857	1,734,871	1,403,127	822,621	942,925
Cost of products sold	574,048	487,668	716,097	548,034	523,652
Depreciation and amortization	2,093,954	2,261,891	1,698,924	1,502,548	1,071,832
Loss on disposal of fixed assets	—	—	—	—	896,897

Total operating costs and expenses	6,733,682	6,143,870	6,124,896	4,233,926	5,137,520

Income from operations	4,021,504	2,232,840	2,422,177	2,503,883	1,581,175
Interest expense, net	(2,049,993)	(1,776,146)	(1,355,213)	(970,295)	(577,795)
Other income (expense), net	(778,884)	510,616	312,707	(2,637)	25,657

Income before income taxes	1,192,627	967,310	1,379,671	1,530,951	1,029,037
Income taxes (Note 7)	851,007	519,030	616,355	646,376	435,605

Income before minority interest	341,620	448,280	763,316	884,575	593,432
Minority interest in Fuhua	231,681	164,233	178,091	169,978	132,662

Net income	$109,939	$284,047	$585,225	$714,597	$460,770

Basic and diluted earnings per share	$0.04	$0.10	$0.21	$0.26	$0.16

Weighted average common shares outstanding	2,800,000	2,800,000	2,800,000	2,800,000	2,800,000

Comprehensive income:
Net income	$109,939	$284,047	$585,225	$714,597	$460,770
Translation adjustments	2,446	(1,176)	2,560	(1,148)	2,669

Comprehensive income	$112,385	$282,871	$587,785	$713,449	$463,439

See accompanying notes to consolidated financial statements.

INTRA-ASIA ENTERTAINMENT CORPORATION

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31, 1998, 1999 and 2000,
and Nine Months ended September 30, 2000 and 2001

					Accumulated
	Common Stock		Additional		Other	Total
			Paid-In	Retained	Comprehensive	Stockholders’
	Shares	Amount	Capital	Earnings	Loss	Equity

Balance, January 1, 1998	2,800,000	$2,800	$17,602,200	$2,977,511	$(4,199,784)	$16,382,727
Net income	—	—	—	109,939	—	109,939
Translation adjustments	—	—	—	—	2,446	2,446

Balance, December 31, 1998	2,800,000	2,800	17,602,200	3,087,450	(4,197,338)	16,495,112
Net income	—	—	—	284,047	—	284,047
Translation adjustments	—	—	—	—	(1,176)	(1,176)

Balance, December 31, 1999	2,800,000	2,800	17,602,200	3,371,497	(4,198,514)	16,777,983
Net income	—	—	—	585,225	—	585,225
Translation adjustments	—	—	—	—	2,560	2,560

Balance, December 31, 2000	2,800,000	2,800	17,602,200	3,956,722	(4,195,954)	17,365,768
Net income (unaudited)	—	—	—	460,770	—	460,770
Translation adjustments (unaudited)	—	—	—	—	2,669	2,669

Balance, September 30, 2001 (unaudited)	2,800,000	$2,800	$17,602,200	$4,417,492	$(4,193,285)	$17,829,207

See accompanying notes to consolidated financial statements.

INTRA-ASIA ENTERTAINMENT CORPORATION

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase in Cash and Cash Equivalents

				Nine Months Ended
	Years Ended December 31,			September 30,

	1998	1999	2000	2000	2001

				(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$109,939	$284,047	$585,225	$714,597	$460,770
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	231,681	164,233	178,091	169,978	132,662
Depreciation and amortization	2,093,954	2,261,981	1,698,924	1,502,548	1,071,832
Accrued interest on stockholders’ loan	—	—	16,200	—	42,613
Loss on disposal of fixed assets	—	923	38,317	—	896,897
Changes in assets and liabilities:
Accounts receivable and other receivables	(91,695)	87,963	1,468	(22,632)	(12,015)
Inventories	41,348	27,429	15,256	7,830	12,033
Accounts payable	(192,067)	(7,878)	(20,383)	(5,067)	143,285
Deferred revenue	—	—	—	—	861,192
Accrued liabilities	1,168,503	(1,523,762)	(281,456)	(247,074)	119,643

Net cash provided by operating activities	3,361,663	1,294,936	2,231,642	2,120,180	3,728,912

Cash flows from investing activities:
Proceeds from disposal of fixed assets	1,250	1,908	652	—	12,000
Decrease (increase) in related party receivables	(1,126,750)	(1,005,065)	2,351,895	1,592,507	407,965
Purchase of property and equipment and construction in progress	(1,909,138)	(231,805)	(1,298,333)	(221,503)	(3,590,693)

Net cash provided by (used in) investing activities	(3,034,638)	(1,234,962)	1,054,214	1,371,004	(3,170,728)

Cash flows from financing activities:
Deferred offering cost	—	—	—	—	(315,279)
Proceeds from long-term bank loans	—	—	1,453,614	—	—
Repayment of long-term bank loans	(1,107,611)	(154,299)	(4,227,666)	(2,553,400)	—
Proceeds from short-term bank loans	948,710	1,127,941	315,263	—	—
Repayment of short-term bank loans	—	(1,061,990)	(1,188,578)	(1,069,039)	—
Stockholder’s loan	134,848	233,666	410,491	229,512	175,045
Dividends paid to minority interest	(244,430)	(79,412)	—	—	—

Net cash provided by (used in) financing activities	(268,483)	65,906	(3,236,867)	(3,392,927)	(140,234)

Effect of changes in exchange rate on cash	2,721	566	3,131	(2,873)	4,858

Net increase in cash	61,263	126,446	52,111	95,384	422,808
Cash, beginning of year	308,806	370,069	496,515	496,575	548,626

Cash, end of year	$370,069	$496,515	$548,626	$591,899	$971,434

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$1,567,863	$1,781,652	$1,086,860	$970,295	$802,022
Income taxes	801,583	568,454	616,355	646,376	478,527

See accompanying notes to consolidated financial statements.

INTRA-ASIA ENTERTAINMENT CORPORATION

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 1998, 1999 and 2000, and
Nine Months Ended September 30, 2000 and 2001
(Information as of September 30, 2001 and
For the Nine Months Ended September 30, 2000 and 2001 Is Unaudited)

Note 1 — Organization and Basis of Presentation

      Intra-Asia Entertainment Corporation (the “Company” and “Intra-Asia”) was incorporated in the state of Delaware on July 18, 1997 for the purpose of holding a majority interest in Weifang Fuhua Amusement Park Co., Ltd. (“Fuhua”) and acquiring and developing amusement parks in the People’s Republic of China (“PRC”). Fuhua is located in Weifang, Shangdong Province, PRC. Fuhua owns and operates an amusement park with a total of 19 rides and attractions, four restaurants and six retail and souvenir stores.

      Fuhua was organized as an equity joint venture with $20.7 million of registered capital pursuant to a joint venture contract dated October 8, 1991, as amended (the “Contract”), which will expire on December 4, 2021. Pursuant to the terms of the Contract, the joint venture partners and respective ownership percentages are as follows: Weifang Neo-Luck (Group) Corporation (“Neo-Luck”), a state-owned Chinese corporation, owns 15%; Weicheng International, Inc. (“Weicheng”), a California corporation and wholly owned subsidiary of Neo-Luck, owns 60%; and Jimswood Investment & Development Corporation (“Jimswood”), a California corporation, owns 25%.

      In December 1997, Weicheng and Jimswood contributed their respective ownership interests in Fuhua to the Company in exchange for 1,000 shares of the Company’s voting Class A common stock and 100 shares of the Company’s non-voting Class B common stock. As a result, the Company has an 85% ownership interest in Fuhua and the remaining 15% ownership interest is held by Neo-Luck. Since these entities were under common control and ownership, the transaction has been accounted for in a manner similar to the pooling-of-interests method.

      Prior to November 2001, the Company’s authorized shares of common stock consisted of 9,000 shares of voting Class A and 1,000 shares of nonvoting Class B, of which 1,000 shares of voting Class A and 100 shares of nonvoting Class B were issued and outstanding. In November 2001, the Company’s board of directors resolved that the total authorized shares of common stock should be 50,000,000 shares with par value of $0.001 and that the total authorized shares of preferred stock should be 5,000,000 shares with par value of $0.001 and no specification of preferred rights had been set up yet. The board also resolved that, effective September 30, 2001, each outstanding share of nonvoting Class B (totaling 100 shares) be converted into four shares of voting Class A and that each of the total then issued and outstanding 1,400 (1,000 + 400) shares of voting Class A be split into 2,000 shares of common stock. As a result of this recapitalization, Class B stock was canceled and the Company has only one type of common stock. Accordingly, the accompanying financial statements for all the periods being presented have been adjusted retroactively to reflect this recapitalization.

      The accompanying balance sheet as of September 30, 2001 and the statement of income and comprehensive income and cash flows for each of the nine months ended September 30, 2000 and 2001 have not been audited. However, in the opinion of management, they include all adjustments necessary for a fair presentation of the financial position and the results of operations for the periods presented. The results of operations for the nine months ended September 30, 2001 are not necessarily indicative of the results to be expected for any future period.

Note 2 — Summary of Significant Accounting Policies

     Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of the Company and Fuhua, its 85% owned subsidiary. All intercompany transactions and balances have been eliminated in consolidation.

INTRA-ASIA ENTERTAINMENT CORPORATION
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Foreign Currency Translation and Transactions

      The Renminbi (“RMB”), the national currency of the PRC, is the primary currency of the economic environment in which the operations of Fuhua are conducted. The Company uses the United States dollar (U.S. dollars) for financial reporting purposes.

      The Company translates Fuhua’s assets and liabilities into U.S. dollars using the rate of exchange prevailing at the balance sheet date, and the statement of income is translated at average rates during the reporting period. Adjustments resulting from the translation of Fuhua’s financial statements from RMB into U.S. dollars are recorded in stockholders’ equity as part of accumulated comprehensive loss — translation adjustments. Gains or losses resulting from transactions in currencies other than RMB are reflected in income for the reporting period.

     Revenue Recognition and SAB 101

      The Company recognizes revenue from the sale of admission tickets when the customers actually visited the park. The proceeds from admission tickets that are sold but not used are accounted for as deferred revenue, which is included in accrued liabilities on the balance sheets.

      In December 1999, the SEC staff released Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”). SAB 101 provides interpretive guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB 101 must be applied to financial statements no later than the quarter ending December 31, 2000. The adoption of SAB 101 did not have a material effect on the Company’s financial results.

      During 2001, the Company started to sell memberships for its indoor water park, which is under construction. The membership fees are for five types of membership: one year, three years, and three types of lifetime membership. The Company will recognize the deferred revenue in accordance with the membership terms on a straight-line basis. Regarding the lifetime memberships, the Company believes that a period of ten years is expected to be the customer relationship, for revenue recognition purposes.

     Inventory

      Inventory is stated at the lower of cost or market and primarily consists of products for retail, including merchandise, food and miscellaneous supplies which include repair parts for rides and attractions.

     Depreciation and Amortization

      Properties, equipment, and improvements are stated at the acquisition cost and depreciation expense is determined using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and land improvements	30 years
Rides and attractions	10 to 25 years
Vehicles and other equipment	5 years

      Maintenance and repairs are charged directly to expense as incurred, whereas betterment and renewals are generally capitalized in their respective property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized and reflected as other income (expense). The loss on disposal of assets was $0, $923, and $38,317 in the years ended December 31, 1989, 1999, and 2000 respectively, and $896,897 in the nine months ended September 30, 2001 as a result of demolishing the outdoor water park.

INTRA-ASIA ENTERTAINMENT CORPORATION
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Advertising

      The Company expenses amounts paid for advertising and marketing in the period such amounts are incurred. Advertising expenses were $240,014, $212,544 and $384,997 for the years ended December 31, 1998, 1999 and 2000, respectively and $132,240 and $458,964 for the nine month periods ended September 30, 2000 and 2001, respectively.

     Construction in Progress

      Construction in progress is stated at cost. Interest costs incurred in relation to construction are capitalized into the relevant property and equipment and depreciated over their estimated useful life in accordance with SFAS No. 34. The capitalized interest in the years ended December 31, 1998, 1999 and 2000 was immaterial. The capitalized interest in the nine months ended September 30, 2001 was $227,813 as result of building a new indoor water park in the same place where the old outdoor water park was built.

     Long-Lived Assets

      The Company applies the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 121, “Accounting for the Impairment of Long-Lived-Assets and for Long-Lived Assets to Be Disposed Of.” SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There was no impairment of long-lived assets in the years ended December 31, 1998, 1999, and 2000, and in the nine months ended September 30, 2001.

     Fair Value of Financial Instruments

      The carrying amount of cash, accounts receivable, other receivables, accounts payable and accrued liabilities are reasonable estimates of their fair value because of the short maturity of these items. The carrying amounts of the Company’s bank loans approximate fair value because the interest rates on these loans are subject to change with market interest rates. The related party receivables do not carry any interest and are due on demand. The stockholder’s loan from Weicheng carries a 6% interest per annum, which is similar to the market interest rate.

     Income Taxes

      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 requires an entity to recognize deferred tax liabilities and assets. Deferred tax assets and liabilities are recognized for the future tax consequence attributable to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

      Fuhua is subject to PRC tax laws and the tax rate is 33% on taxable income. Since its inception, Fuhua has filed its tax returns with Neo-Luck under an informal tax-sharing arrangement whereby the Company computed its income tax on a separate-company basis and remitted its tax payments directly to Neo-Luck. In 1999, Fuhua entered into a formal tax-sharing agreement with Neo-Luck. Pursuant to the executed tax-sharing agreement, Neo-Luck will indemnify the Company for any tax liability to the tax authority if there are any disputes over Fuhua’s tax filing position.

INTRA-ASIA ENTERTAINMENT CORPORATION
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For US income tax purposes, no provision has been made for US taxes on undistributed earnings of Fuhua which the Company intends to continue to reinvest. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings if they were remitted as dividends, were lent to the Company, or if the Company should sell its stock in the subsidiary. However, the Company believes that US foreign tax credits would substantially eliminate any additional tax effects.

     Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the more significant estimates included in these financial statements are the estimated valuation allowance for deferred income tax assets. Actual results could differ from those estimates.

     Earnings Per Share

      The Company presents earnings per share in accordance with the Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS No. 128”). The statement replaces the calculation of primary and fully diluted earnings (loss) per share with basic and diluted earnings (loss) per share. Basic earnings (loss) per share includes no dilution and is computed by dividing income (loss) available to common shareholders by the weighted average number of shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings (loss) per share. The Company had no potential common shares at December 31, 1998, 1999 and 2000, and September 30, 2001.

     Stock-based Compensation

      Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), establishes a fair value method of accounting for stock-based compensation plans and for transactions in which a company acquires goods or services from employees and non-employees in exchange for equity instruments. SFAS No. 123 also gives the option, for employees only, to account for stock-based compensation, utilizing the intrinsic method, in accordance with Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock issued to Employees.” The Company has chosen to account for stock-based compensation for employees utilizing the intrinsic value method prescribed in APB No. 25 and to provide the pro forma disclosures required by SFAS No. 123.

      In March 2000, the FASB issued Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”), an Interpretation of APB Opinion No. 25. FIN No. 44 clarifies the application of APB Opinion No. 25 for (a) the definition of an employee for purposes of applying APB Opinion 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN No. 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. The adoption of FIN No. 44 did not have a material effect on the financial statements.

     Comprehensive Income (Loss)

      The Company adopted Statement of Financial Accounting Standard No. 130, “Reporting Comprehensive Income,” (“SFAS No. 130”) issued by the FASB. SFAS No. 130 establishes standards for reporting

INTRA-ASIA ENTERTAINMENT CORPORATION
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and presentation of comprehensive income (loss) and its components in a full set of general-purpose financial statements. The Company has chosen to report comprehensive income (loss) in the consolidated statements of income and comprehensive income. Comprehensive income (loss) is comprised of net income and all changes to stockholders’ equity except those due to investments by owners and distributions to owners.

     FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”

      Statement of Financial Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

      Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the adoption of the new standard on January 1, 2001 did not have a material effect on the financial statements.

     New Accounting Standards Not Adopted Yet

      In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, “Business Combinations” (“SFAS No. 141”), and No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”).

      SFAS No. 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS No. 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS No. 142, companies to reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS No. 141. The Company does not expect that the adoption of SFAS No. 141 will have a material impact on its consolidated financial statements.

      SFAS No. 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS No. 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS No. 142. SFAS No. 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS No. 142 requires companies to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS No. 142. The Company does not expect that the adoption of SFAS No. 142 will have a material effect on the consolidated financial statements.

      In June 2001, Financial Accounting Standard Board issued Statement of Financial Accounting Standards, No. 143, “Accounting for Asset Retirement Obligations,” (“SFAS No. 143”). FAS No. 143 is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 requires that any legal obligation related to the retirement of long-lived assets be quantified and recorded as a liability with the associated asset

INTRA-ASIA ENTERTAINMENT CORPORATION
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

retirement cost capitalized on the balance sheet in the period it is incurred when a reasonable estimate of the fair value of the liability can be made.

      In August 2001, Financial Accounting Standard Board issued Statement of Financial Accounting Standards, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS No. 144”). SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 provides a single, comprehensive accounting model for impairment and disposal of long-lived assets and discontinued operations.

      The Company expects that SFAS No. 143 and SFAS No. 144 will be adopted on their effective dates and that the adoption will not result in any material effects on its financial statements.

Note 3 — Property and Equipment

      A summary of property and equipment at cost is as follows:

	December 31,
			September 30,
	1999	2000	2001

			(Unaudited)
Buildings	$20,287,562	$20,307,426	$19,180,436
Land improvement	4,179,097	4,179,703	4,180,309
Rides and attractions	14,081,874	14,082,531	14,091,137
Vehicles	95,986	30,656	55,117
Other equipment	441,813	435,536	449,793
Construction in progress	846,600	2,100,076	5,605,384

	39,932,932	41,135,928	43,562,176
Accumulated depreciation	(8,458,083)	(9,994,507)	(10,781,619)

	$31,474,849	$31,141,421	$32,780,557

Note 4 — Short-Term Bank Loans

      At December 31, 1999 and 2000 and September 30, 2001, short-term bank borrowings consist of revolving bank loans of $1,088,006, $215,025 and $115,056 from two different banks, respectively. At December 31, 1999 and 2000, the loans were denominated in Renminbi and US dollars and had terms ranging from three months to nine months with interest rates ranging from 6.4350% to 9.8125% per annum subject to change based on the notice from the central bank: People’s Bank of China. The loans are unsecured and guaranteed by Neo-Luck. On January 2, 2001 a short-term loan of US$100,000 was renewed and extended for almost two years maturing on December 31, 2002 with an interest rate at 9.8125% per annum at September 30, 2001. Accordingly, it was reclassified as part of the long-term bank loans.

INTRA-ASIA ENTERTAINMENT CORPORATION
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5 — Long-Term Bank Loans

      During the nine months ended September 30, 2001, the Company rearranged its payment schedule with two banks. Long-term loans are summarized as follows:

	December 31,
			September 30,
	1999	2000	2001

			(Unaudited)
U.S dollar-denominated loan from the Agricultural Bank of China, bearing interest rates ranging from 5.4375% to 9.8125% per annum at December 31, 1999 and 2000 and September 30, 2001, subject to change based on notice from the People’s Bank of China; maturing on various dates from December 31, 2002 through December 20, 2006	$6,561,000	$6,536,000	$6,636,948
RMB-denominated loans from the Agricultural Bank of China, bearing interest rates ranging from 7.722% to 8.316% per annum at December 31, 1999 and 2000, and September 30, 2001, subject to change based on notice from the People’s Bank of China; maturing on various dates from December 20, 2003 through December 20, 2006	7,850,464	5,101,412	5,102,151

	14,411,464	11,637,412	11,739,099
Current portion	(1,200,000)	(800,000)	—

	$13,211,464	$10,837,412	$11,739,099

      All of the loans scheduled above are unsecured and guaranteed by Neo-Luck. Per the bank’s request, Neo-Luck is responsible for collecting certain interest and principal payments made by the Company on behalf of the bank. Consequently, interest paid to Neo-Luck amounted to $1,345,534, $1,627,180 and $1,051,734 in fiscal 1998, 1999, and 2000, respectively, and $449,431 in the nine months ended September 30, 2001. The bank loans contain restrictive covenants that, among other things, limit the use of the funds for specific purposes and prohibit dividend distributions starting October 1, 2000. The Company was in compliance with such covenants at December 31, 1999 and 2000 and September 30, 2001.

      Annual maturities of long-term loans during the five years subsequent to December 31, 2000 and September 30, 2001 are as follows:

Years ending December 31,	Amount

2001	$800,000
2002	1,673,389
2003	1,017,441
2004	3,061,688
2005	3,061,688
Thereafter	2,023,206

$11,637,412

INTRA-ASIA ENTERTAINMENT CORPORATION
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Periods ending September 30,	Amount

2002	$—
2003	100,000
2004	1,748,550
2005	3,861,900
2006	3,416,290
Thereafter	2,612,359

$11,739,099

Note 6 — Related Party Transactions

      The Company had certain transactions with Neo-Luck and its subsidiaries during the years ended December 31, 1998, 1999, 2000 and the nine months ended September 30, 2001 summarized as follows:

      Fuhua paid to Neo-Luck income taxes of $801,583, $568,454 and $616,355 in fiscal 1998, 1999, and 2000, respectively, and $478,527 during the nine months ended September 30, 2001. Fuhua paid to Neo-Luck employee fringe benefits of approximately $141,274, $158,830 and $198,196 in 1998, 1999 and 2000, respectively, and $96,315 during the nine months ended September 30, 2001.

      In accordance with the terms of its lease of the land on which the amusement park is located, Fuhua paid land lease fee of RMB5 million (equivalent to approximately $604,000) in 1998, 1999 and 2000, respectively, and $450,000 in the nine months ended September 30, 2001.

      Fuhua Hotel, which is a subsidiary of Weifang Neo-Luck (Group) Corporation, provided Fuhua with heat and air conditioning service in exchange for a fee of approximately $142,228, $156,480 and $136,324 in fiscal 1998, 1999 and 2000, respectively, and approximately $104,250 for the nine months ended September 30, 2001.

      A summary of the amounts due from the related parties is as follows:

	December 31,
			September 30,
	1999	2000	2001

			(Unaudited)
Fuhua Hotel Co.(a)	$1,951,284	$—	$—
Neo-Luck(b)	2,442,466	2,028,075	1,657,710
Jimswood	93,612	93,625	93,639
Other	22,195	35,962	207

	4,509,557	2,157,662	1,751,557
Current portion	(2,365,675)	(2,121,700)	(1,751,557)

Long-term amount due from related party	$2,143,882	$35,962	$—

(a)	In 1999, the Company purchased and imported certain equipment on behalf of an affiliate, Fuhua Hotel Co. The Company did not earn any income or fees from such transaction. The Company does not earn interest on the receivable.

(b)	In 1998, Fuhua paid certain land relocation fees to local government on behalf of Neo-Luck. Neo-Luck made repayments of $223,317 and $414,391 in fiscal 1999 and 2000, and $370,365 in the nine months ended September 30, 2001. The related party receivable was also non-interest bearing.

INTRA-ASIA ENTERTAINMENT CORPORATION
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In the United States, Weicheng advanced $1,499,954, $708,666, and $410,491 to Intra-Asia during the years ended December 31, 1998, 1999 and 2000 and $149,045 in the nine months ended September 30, 2001. During fiscal 1998 and 1999, Intra-Asia used the proceeds of $1,385,106 and $450,000 dividends received from Fuhua to repay the outstanding amount of loan payable to Weicheng. These advances did not bear any interest and were due on demand before September 1, 2000.

      On September 5, 2000, Intra-Asia and Weicheng entered into a loan agreement specifying that Weicheng will provide Intra-Asia with a loan up to $2 million and advance the proceeds on an as-needed basis with a 6% interest per annum and the total outstanding balance including the accrued interest will mature on September 5, 2003. Starting from September 1, 2000, Intra-Asia calculated the accrued interest on the outstanding loan balance.

      As of December 31, 1999 and 2000, the loan payable to Weicheng was $373,514 and $800,205, including accrued interest of $16,200. As of September 30, 2001, the outstanding loan payable to Weicheng was $1,017,863 including the accrued interest of $58,813.

Note 7 — Income Taxes

      The income (loss) generated in the United States and China before income taxes in 1998, 1999 and 2000, and the nine months ended September 30, 2001, respectively, was as follows:

				Nine Months Ended
	Years Ended December 31,			September 30,

	1998	1999	2000	2000	2001

				(Unaudited)	(Unaudited)
Loss in U.S. before income taxes	$(1,152,693)	$(695,232)	$(423,154)	$(248,614)	$(290,980)
Income in China before income tax	2,345,320	1,662,542	1,802,825	1,779,565	1,320,017

	$1,192,627	$967,310	$1,379,671	$1,530,951	$1,029,037

      The income tax provision was as follows:

				Nine Months Ended
	Years Ended December 31,			September 30,

	1998	1999	2000	2000	2001

				(Unaudited)	(Unaudited)
Current
Domestic:
Federal	$49,424	$(49,424)	$—	$—	$—
State	800	800	800	—	—
Foreign:
China	800,783	567,654	615,555	646,376	435,605

	$851,007	$519,030	$616,355	$646,376	$435,605

      Fuhua is subject to the taxation under the laws of the PRC based on a tax rate of 33% (30% for the central government and 3% for local government). Income tax expense in Fuhua consists primarily of statutory central and local income taxes of the PRC based on a pretax income of $2,426,615, $1,720,164 and $1,865,318 (which excluded the employee welfare and bonus expense of $81,295, $57,622, and $62,493) for the years ended December 31, 1998, 1999 and 2000. In the nine months ended September 30, 2001, income tax expense in Fuhua was $435,605 based on a pretax income of $1,320,017, which was not adjusted for the

INTRA-ASIA ENTERTAINMENT CORPORATION
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

employee welfare and bonus expenses. Intra-Asia is subject to the federal and state tax laws of the United States of America.

      Fuhua distributed dividends to both U.S and Chinese investors under the laws of the PRC in 1998 and 1999. As a result of its 85% equity interest in Fuhua, Intra-Asia received approximately $1,385,000 and $450,000 in dividends in 1998 and 1999. No dividends were received in fiscal 2000 and during the nine months ended September 30, 2001.

      For financial statement reporting purposes, the dividends received were recorded as a credit in the account of investment in Fuhua on Intra-Asia’s balance sheet rather than as dividend income through the statement of income.

      For income tax purposes, the dividends received were taxable income when they were in fact received by Intra-Asia in terms of the U.S tax law. The dividend received by Intra-Asia in 1998 after netting against the operating loss incurred by Intra-Asia in 1998 was subject to a federal income provision of $49,424, which was offsetting through carrying back the operating loss (after deducting the dividend of $450,000 received in 1999) incurred by Intra-Asia in 1999 under the federal income tax law. Since then Intra-Asia has adopted a policy that it would not declare any dividends in the future from the retained earnings in Fuhua in compliance with the bank loan covenants. Intra-Asia recognized the minimum California income tax of $800 for 1998, 1999 and 2000, respectively, based on California income tax laws. The Company expects that it will incur the minimum income tax of $800 in 2001 based on California tax law.

      The difference between the effective income tax rate and the expected federal statutory rate was as follows:

	Years ended
	December 31,

	1998	1999	2000

Federal statutory rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	5.8	5.8	5.8
Foreign income tax rate reduction	(6.8)	(6.8)	(6.8)
Dividend income subject to U.S. income tax	37.5	15.3	—
Permanent difference	0.9	1.0	0.3
Change in valuation allowance	—	4.4	11.4

Effective income tax rate	71.4%	53.7%	44.7%

      At December 31, 1999 and 2000, Intra-Asia had net operating loss carryforwards of approximately $112,000 and $586,000 for federal income tax purposes and $110,000 and $473,000 for state income tax purposes. For federal income tax purposes, the net operating loss will expire through 2020.

      Net deferred tax assets consist of the following:

	December 31,

	1999	2000

Net operating loss carryforward	$43,000	$200,000

	43,000	200,000
Valuation allowance	(43,000)	(200,000)

Net deferred tax assets	$—	$—

INTRA-ASIA ENTERTAINMENT CORPORATION
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those net operating losses become deductible. Based upon the business nature of the US operations at December 31, 1999 and 2000, management has concluded that it is uncertain whether Intra-Asia will realize the benefits of these deferred tax assets. Consequently, the Company has provided a full valuation allowance against the gross deferred tax assets.

Note 8 — Commitments

      Fuhua has a long-term lease agreement with Neo-Luck for the parcel of land upon which the park is built. Pursuant to the lease agreement as amended, with Neo-Luck Group, Fuhua leased a total of 235,860 square meters and Neo-Luck Group is obligated to lease the land during Fuhua’s operating period from October 31, 1992 to October 31, 2015, with an option to extend the lease to 2032. Beginning October 31, 2005, and continuing every fifth-year thereafter for the remainder of the lease term, lease payments will increase by 5%.

      Future minimum payments required under land leases that have an initial or a remaining lease term in excess of one year at December 31, 2000 are as follows:

Years ended December 31,	Amount

2001	$604,000
2002	604,000
2003	604,000
2004	604,000
2005	609,000
Thereafter	5,729,000

$8,754,000

Note 9 — 2001 Stock Incentive Plan (Unaudited)

      In November 2001, the Company’s board of directors adopted the 2001 Stock Incentive Plan that will be submitted to the Company’s stockholders for approval. The plan provides for the grant to the Company’s officers and other employees of incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code, for the grant to the Company’s officers, employees, directors, consultants and advisers of nonstatutory stock options that do not satisfy the requirements of Section 422 and for the grant or sale to the Company’s officers, employees, directors, consultants and advisers of shares of the Company’s common stock that are subject to restrictions.

      The 2001 Stock Incentive Plan is administered by the Company’s board of directors, although the board has discretion to appoint a committee to administer the plan. Under this plan, only officers and employees of the Company are entitled to receive incentive stock options.

      The exercise price for an incentive stock option may not be less than 100% of the fair market value of the common stock on the date of the grant of the option. With respect to an option holder who owns stock possessing more than 10% of the total voting power of all classes of the Company’s stock, the exercise price for an incentive stock option may not be less than 110% of the fair market value of the common stock on the date of the grant of the option. The 2001 Stock Incentive Plan does not specify a minimum exercise price for nonstatutory stock options or restricted stock.

INTRA-ASIA ENTERTAINMENT CORPORATION
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Unless otherwise determined by the plan’s administrator, options granted under the plan generally are not transferable except by will or the laws of descent and distribution. Except as otherwise provided in the option agreement, an option ceases to be exercisable 90 days after the termination of the option holder’s employment with the Company. The purchase price of common stock acquired under the 2001 Stock Incentive Plan is payable by cash or check. In addition, the plan’s administrator has discretion to accept the following types of payment for the stock: (1) a secured or unsecured promissory note; (2) shares of the Company’s common stock already owned by the option or restricted stock holder as long as the surrendered shares have a fair market value that is equal to the acquired stock; (3) surrender of shares of the Company’s common stock then issuable upon exercise of the option as long as the fair market value of the surrendered stock is equal to the option exercise price; and (4) a “cashless” option exercise in accordance with applicable regulations of the Securities and Exchange Commission and the Federal Reserve Board pursuant to which the option holder will remit the option exercise price to the Company promptly after his or her sale of the common stock through a broker.

      The Company has reserved a total of 420,000 shares of common stock for issuance under the 2001 Stock Incentive Plan, which amount is subject to the plan’s anti-dilution adjustment provisions in the event of a stock split, reverse stock split, stock dividend, recapitalization or similar transaction. Each of the Company’s non-employee directors will receive a nonstatutory stock option to purchase 10,000 shares of common stock concurrently with the completion of the planned initial public offering (“IPO”) at the IPO price.

Note 10 — Employment Agreement and Stock Options Granted (Unaudited)

      On July 9, 2001, the Company entered into an employment agreement with its President/ CEO, for services rendered from January 1, 2001 to December 31, 2001. In accordance with this employment agreement, the President/ CEO is entitled to receive a bonus of 1% up to a maximum of $150,000 of the total funds raised through the IPO and was also granted an option to purchase 140,000 shares, which is 5% of the total outstanding shares of the Company common stock as of January 1, 2001 (adjusted for the recapitalization) with an exercise price which will be equal to the IPO price. The aforementioned 140,000 shares will be part of the 420,000 shares reserved for the Company’s 2001 Stock Incentive Plan described in Note 9.

      Under the terms of the employment agreement, the stock option shall become fully vested and exercisable as follows: 50% upon the completion of the IPO, provided that the President/ CEO is then employed with the Company; the remaining 50% will become fully vested and exercisable one year following the date of the IPO, provided that the President/ CEO is then employed with the Company. The exercise price will be paid in the form of cash, a certified check, a cashier’s check, or in such other manner as shall be mutually acceptable to the Company and the President/CEO. The vested portion of the option will remain exercisable until December 31, 2010, subject to earlier termination if the employment of the President/CEO terminates before specified dates.

Note 11 — Membership Fee and Deferred Revenue (Unaudited)

      The Company started the construction of a new indoor water park in February 2001 with a budgeted capital investment of approximately $6.5 million. The Company expects that the construction work will be completed during the first six months of 2002 and that the operation of the indoor water park will begin upon the park’s completion in 2002. At September 30, 2001, the Company has paid approximately $3.6 million and planned to pay the remaining $2.9 million of construction cost by using the cash generated through its operations and selling membership cards without using the proceeds from the IPO. As of September 30, 2001, the Company has received approximately $861,000, totaling 241 memberships with terms ranging from one year to a lifetime membership. The Company recorded the proceeds as deferred revenue on its balance sheet and expects to recognize revenue over the related membership terms when the operation of the indoor water park starts in 2002.

1,400,000 Shares

Intra-Asia Entertainment Corporation

Common Stock

WestPark Capital, Inc.

January       , 2002

Dealer Prospectus Delivery Obligation

      Until                     , 2002 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC registration fee		$3,400
NASD filing fee		1,937
Nasdaq National Market listing fee		48,750
Representative’s non-accountable expense allowance		*
Blue Sky fees and expenses		15,000
Directors’ and officers’ insurance		*
Transfer agent and registrar fees		5,000
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Miscellaneous expenses		*

Total	$

*	To be filed by amendment.

Item 14.     Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law permits a corporation to indemnify, subject to the terms and conditions set forth therein, its directors, officers, employees and other agents against expenses, judgments, fines, settlements and other amounts that they may incur in connection with pending, threatened or completed legal actions or proceedings that are based upon their service as directors, officers, employees or other agents of the corporation or that are based upon their service as directors, officers, employees or other agents of other specified entities. Article IV of our bylaws permits us to indemnify our directors, officers, employees and other agents against the expenses, judgments, fines, settlements and other amounts that are described in the preceding sentence. The Delaware General Corporation Law also provides that a corporation is entitled to purchase indemnification insurance on behalf of any such director, officer, employee or agent and to enter into indemnification agreements with such persons.

      We intend to enter into indemnification agreements with our directors and executive officers. The agreements will require us, among other things, to indemnify our directors and executive officers against various liabilities that may arise by reason of their status or service as directors and officers (other than liabilities arising from willful misconduct), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ liability insurance if it is available on reasonable terms.

      Section 18 of the Underwriting Agreement (filed as Exhibit 1.1 to this registration statement) provides for indemnification of our directors and officers against various liabilities.

Item 15.     Recent Sales of Unregistered Securities

      Pursuant to our 2001 recapitalization, which we anticipate will become effective in December 2001 upon the filing with the Delaware Secretary of State of an amended and restated certificate of incorporation, each outstanding share of our nonvoting Class B common stock will be exchanged for four shares of our voting Class A common stock, and each outstanding share of our Class A common stock will be split into 2,000 shares of common stock. We believe that these stock issuances either will not involve “offers” and “sales” of securities or, if they do, that they will be exempt from registration under Section 4(2) of the Securities Act of 1933 as a transaction not involving a public offering and under Section 3(a)(9) of the Securities Act as an exchange by an issuer exclusively with its existing security holders where no commission or other remuneration is paid or given for soliciting the exchange. No underwriters will be involved in this transaction, and no consideration will be paid to us for the shares that we issue.

Item 16.     Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit
Number	Description

1.1	Form of Underwriting Agreement.*
3.1	Form of Amended and Restated Certificate of Incorporation of Intra-Asia Entertainment Corporation, a Delaware corporation.
3.2	Amended and Restated Bylaws of Intra-Asia Entertainment Corporation.
4.1	Specimen common stock certificate of Intra-Asia Entertainment Corporation.*
5.1	Opinion of Troy & Gould Professional Corporation with respect to the securities being registered.*
10.1	2001 Stock Incentive Plan of Intra-Asia Entertainment Corporation.
10.2	Employment Agreement dated as of November 1, 2000, between Intra-Asia Entertainment Corporation and Michael B. Demetrios.
10.3	Form of Indemnification Agreement with directors and executive officers of Intra-Asia Entertainment Corporation.
10.4	Form of Warrant Agreement between Intra-Asia Entertainment Corporation and Westpark Capital, Inc., including form of warrant.*
10.5	Joint Venture Agreement dated as of August 17, 1996, among Weifang Neo-Luck (Group) Corporation, a PRC corporation, Jimswood International Inc., a California corporation, and Weicheng International Inc., a California corporation, to establish the Weifang Fuhua Amusement Park Co., Ltd., a PRC joint venture.*
10.6	Amendment to Joint Venture Agreement dated as of October 18, 1997, between Weifang Neo-Luck (Group) Corporation, Jimswood International Inc. and Weicheng International Inc.*
10.7	Amendment to Joint Venture Agreement dated as of October 18, 1997, between Weifang Neo-Luck (Group) Corporation and Intra-Asia Entertainment Corporation (successor to Jimswood International Inc. and Weicheng International Inc.).*
10.8	Amendment to Joint Venture Agreement dated as of November 29, 2001, between Weifang Neo-Luck (Group) Corporation and Intra-Asia Entertainment Corporation.*
10.9	Articles of Association of Weifang Fuhua Amusement Park Co., Ltd., dated January 8, 1997.*
10.10	Land Lease Agreement dated as of October 30, 2000, between Weifang Neo-Luck (Group) Corporation and Weifang Fuhua Amusement Park Co., Ltd.*
10.11	Amendment to Land Lease Agreement dated as of March 10, 2001, between Weifang Neo-Luck (Group) Corporation and Weifang Fuhua Amusement Park Co., Ltd.*
10.12	Construction Project Contract dated as of October 7, 2000, between Weifang Fuhua Amusement Park Co., Ltd, and the First Construction Project Corporation of Weifang Changda Construction (Group) Corporation, a PRC corporation.*
10.13	Supplement to Construction Project Contract dated as of March 16, 2001, between Weifang Fuhua Amusement Park Co., Ltd., and the First Construction Project Corporation of Weifang Changda Construction (Group) Corporation.*
10.14	Loan Agreement and Guarantee dated as of June 12, 1997, among Weifang Fuhua Amusement Park Co., Ltd. (borrower), Weifang Neo-Luck (Group) Corporation (guarantors) and the Agricultural Bank of China through the Weifang City Branch (lender).*

Exhibit
Number	Description

10.15	Loan Agreement dated as of February 27, 2000, between Weifang Fuhua Amusement Park Co., Ltd., and the Agricultural Bank of China through the Weifang City Branch.*
10.16	Loan Agreement dated as of September 6, 2000, between Intra-Asia Entertainment Corporation (borrower) and Weicheng International Inc. (lender).*
10.17	Loan Agreement dated as of September 21, 2000, between Weifang Fuhua Amusement Park Co., Ltd., and the Agricultural Bank of China through the Weifang City Branch.*
10.18	Loan Agreement dated as of September 21, 2000, between Weifang Fuhua Amusement Park Co., Ltd., and the Agricultural Bank of China through the Weifang City Branch.*
10.19	Loan Agreement dated as of December 21, 2000, between Weifang Fuhua Amusement Park Co., Ltd., and the Agricultural Bank of China through the Weifang City Branch.*
10.20	Loan Agreement dated as of July 24, 2001, between Weifang Fuhua Amusement Park Co., Ltd., and Communication Bank through the Weifang City Branch.*
10.21	Loan Agreement dated as of October 9, 2001, between Weifang Fuhua Amusement Park Co., Ltd., and the Agricultural Bank of China through the Weifang City Branch.*
10.22	Loan Agreement dated as of November 15, 2001, between Weifang Fuhua Amusement Park Co., Ltd., and the Agricultural Bank of China through the Weifang City Branch.*
10.23	Loan Agreement dated as of November 15, 2001, between Weifang Fuhua Amusement Park Co., Ltd., and the Agricultural Bank of China through the Weifang City Branch.*
16.1	Letter from KPMG LLP regarding a change in the independent accountants of Intra-Asia Entertainment Corporation.
21.1	List of the subsidiaries of Intra-Asia Entertainment Corporation.
23.1	Consent of Troy & Gould Professional Corporation (included in the opinion filed as Exhibit 5.1).
23.2	Consent of BDO International.
23.3	Consent of Ephraim Feig to being named as a Director Nominee.
23.4	Consent of William Sims to being named as a Director Nominee.
23.5	Consent of Nabil N. El-Hage to being named as a Director Nominee.
24.1	Powers of Attorney to execute amendments to this registration statement (included on the signature pages of this registration statement).

*	To be filed by amendment.

(b) Financial Statement Schedules

      All financial statement schedules have been omitted from this registration statement because they are not applicable or because the information required by any applicable schedule is included in the consolidated financial statements or the notes thereto.

Item 17.     Undertakings

      (a) We hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      (c) Insofar as indemnification by us for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will governed by the final adjudication of such issue.

      (d) We hereby undertake that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, California, on November 29, 2001.

INTRA-ASIA ENTERTAINMENT CORPORATION
By /s/ MICHAEL B. DEMETRIOS

Michael B. Demetrios
President, Chief Executive Officer and
Chairman of the Board of Directors

POWER OF ATTORNEY

      Each person whose signature appears below hereby constitutes and appoints Michael B. Demetrios, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 29, 2001.

Signature	Title

/s/ MICHAEL B. DEMETRIOS Michael B. Demetrios	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

/s/ DUO WANG Duo Wang	Chief Financial Officer and Director (Principal Financial and Accounting Officer)

/s/ DAVISSON WU Davisson Wu	Director

/s/ JUN YIN Jun Yin	Director

INDEX TO EXHIBITS

Exhibit
Number		Description

1.1		Form of Underwriting Agreement.*
3.1		Form of Amended and Restated Certificate of Incorporation of Intra-Asia Entertainment Corporation, a Delaware corporation.
3.2		Amended and Restated Bylaws of Intra-Asia Entertainment Corporation.
4.1		Specimen common stock certificate of Intra-Asia Entertainment Corporation.*
5.1		Opinion of Troy & Gould Professional Corporation with respect to the securities being registered.*
10.1		2001 Stock Incentive Plan of Intra-Asia Entertainment Corporation.
10.2		Employment Agreement dated as of November 1, 2000, between Intra-Asia Entertainment Corporation and Michael B. Demetrios.
10.3		Form of Indemnification Agreement with directors and executive officers of Intra-Asia Entertainment Corporation.
10.4		Form of Warrant Agreement between Intra-Asia Entertainment Corporation and Westpark Capital, Inc., including form of warrant.*
10.5		Joint Venture Agreement dated as of August 17, 1996, among Weifang Neo-Luck (Group) Corporation, a PRC corporation, Jimswood International Inc., a California corporation, and Weicheng International Inc., a California corporation, to establish the Weifang Fuhua Amusement Park Co., Ltd., a PRC joint venture.*
10.6		Amendment to Joint Venture Agreement dated as of October 18, 1997, between Weifang Neo-Luck (Group) Corporation, Jimswood International Inc. and Weicheng International Inc.*
10.7		Amendment to Joint Venture Agreement dated as of October 18, 1997, between Weifang Neo-Luck (Group) Corporation and Intra-Asia Entertainment Corporation (successor to Jimswood International Inc. and Weicheng International Inc.).*
10.8		Amendment to Joint Venture Agreement dated as of November 29, 2001, between Weifang Neo-Luck (Group) Corporation and Intra-Asia Entertainment Corporation.*
10.9		Articles of Association of Weifang Fuhua Amusement Park Co., Ltd., dated January 8, 1997.*
10.1	0	Land Lease Agreement dated as of October 30, 2000, between Weifang Neo-Luck (Group) Corporation and Weifang Fuhua Amusement Park Co., Ltd.*
10.1	1	Amendment to Land Lease Agreement dated as of March 10, 2001, between Weifang Neo-Luck (Group) Corporation and Weifang Fuhua Amusement Park Co., Ltd.*
10.1	2	Construction Project Contract dated as of October 7, 2000, between Weifang Fuhua Amusement Park Co., Ltd, and the First Construction Project Corporation of Weifang Changda Construction (Group) Corporation, a PRC corporation.*
10.1	3	Supplement to Construction Project Contract dated as of March 16, 2001, between Weifang Fuhua Amusement Park Co., Ltd., and the First Construction Project Corporation of Weifang Changda Construction (Group) Corporation.*
10.1	4	Loan Agreement and Guarantee dated as of June 12, 1997, among Weifang Fuhua Amusement Park Co., Ltd. (borrower), Weifang Neo-Luck (Group) Corporation (guarantors) and the Agricultural Bank of China through the Weifang City Branch (lender).*
10.1	5	Loan Agreement dated as of February 27, 2000, between Weifang Fuhua Amusement Park Co., Ltd., and the Agricultural Bank of China through the Weifang City Branch.*
10.1	6	Loan Agreement dated as of September 6, 2000, between Intra-Asia Entertainment Corporation (borrower) and Weicheng International Inc. (lender).*
10.1	7	Loan Agreement dated as of September 21, 2000, between Weifang Fuhua Amusement Park Co., Ltd., and the Agricultural Bank of China through the Weifang City Branch.*
10.1	8	Loan Agreement dated as of September 21, 2000, between Weifang Fuhua Amusement Park Co., Ltd., and the Agricultural Bank of China through the Weifang City Branch.*

Exhibit
Number		Description

10.1	9	Loan Agreement dated as of December 21, 2000, between Weifang Fuhua Amusement Park Co., Ltd., and the Agricultural Bank of China through the Weifang City Branch.*
10.2	0	Loan Agreement dated as of July 24, 2001, between Weifang Fuhua Amusement Park Co., Ltd., and Communication Bank through the Weifang City Branch.*
10.2	1	Loan Agreement dated as of October 9, 2001, between Weifang Fuhua Amusement Park Co., Ltd., and the Agricultural Bank of China through the Weifang City Branch.*
10.2	2	Loan Agreement dated as of November 15, 2001, between Weifang Fuhua Amusement Park Co., Ltd., and the Agricultural Bank of China through the Weifang City Branch.*
10.2	3	Loan Agreement dated as of November 15, 2001, between Weifang Fuhua Amusement Park Co., Ltd., and the Agricultural Bank of China through the Weifang City Branch.*
16.1		Letter from KPMG LLP regarding a change in the independent accountants of Intra-Asia Entertainment Corporation.
21.1		List of the subsidiaries of Intra-Asia Entertainment Corporation.
23.1		Consent of Troy & Gould Professional Corporation (included in the opinion filed as Exhibit 5.1).
23.2		Consent of BDO International.
23.3		Consent of Ephraim Feig to being named as a Director Nominee.
23.4		Consent of William Sims to being named as a Director Nominee.
23.5		Consent of Nabil N. El-Hage to being named as a Director Nominee.
24.1		Powers of Attorney to execute amendments to this registration statement (included on the signature pages of this registration statement).

*	To be filed by amendment.